As filed with the Securities and Exchange Commission on July 15, 2009

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Legg Mason, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	6282	52-1200960
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Light Street (after July 31, 2009: 100 International Drive)

Baltimore, MD 21202

(410) 539-0000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thomas P. Lemke, Esq.

Senior Vice President and General Counsel

Legg Mason, Inc.

100 Light Street (after July 31, 2009: 100 International Drive)

Baltimore, MD 21202

(410) 539-0000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

James S. Scott, Sr., Esq.

Michael Benjamin, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

Approximate date of commencement of proposed sales to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common stock, par value $0.10 per share	19,404,985	$20.17	$391,475,525	$21,844.33

(1)	This Registration Statement registers the maximum number of shares of the Registrant’s common stock, par value $0.10 per share, that may be issued in connection with the exchange offer by the Registrant for up to 21,850,000 Corporate Units.
(2)	Calculated by dividing the Proposed Maximum Aggregate Offering Price of $391,475,525 by 19,404,985, which is the maximum number of shares of the Registrant’s common stock that may be issued in connection with the exchange offer.
(3)	Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(f)(1) and (3) under the Securities Act of 1933, as amended, and calculated based on the average of the high and low price per Corporate Unit on July 8, 2009, less $136,562,500, the maximum aggregate amount of cash to be paid by the Registrant pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Corporate Units.
(4)	Computed in accordance with Section 6(b) of the Securities Act of 1933, as amended, by multiplying .0000558 by the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

(SUBJECT TO COMPLETION, DATED JULY 15, 2009)

PROSPECTUS

LEGG MASON, INC.

OFFER TO EXCHANGE

SHARES OF COMMON STOCK PLUS CASH

FOR

UP TO 21,850,000 UNITS OF ITS OUTSTANDING EQUITY UNITS

IN THE FORM OF CORPORATE UNITS, STATED AMOUNT $50.00 PER UNIT

(CUSIP No. 524901303)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON AUGUST 12, 2009, UNLESS THE OFFER IS EXTENDED BY US (SUCH DATE AND TIME, AS THE OFFER MAY BE EXTENDED, THE “EXPIRATION DATE”). TENDERS MAY NOT BE WITHDRAWN AFTER THE CORPORATE UNITS HAVE BEEN ACCEPTED FOR EXCHANGE.

Upon the terms and subject to the conditions set forth in this prospectus (as supplemented or amended, this “prospectus”) and the related letter of transmittal (as supplemented or amended, the “letter of transmittal”), Legg Mason, Inc. (“Legg Mason”) is offering to exchange up to 21,850,000, or 95%, of its outstanding Equity Units, stated amount $50.00 per unit (the “Equity Units”), in the form of Corporate Units (the “Corporate Units”), comprised of (i) a purchase contract (the “purchase contract”) obligating the holder to purchase from Legg Mason shares of Legg Mason’s common stock, par value $0.10 per share (the “common stock”), and (ii) a 1/20 or 5.0% undivided beneficial ownership interest in $1,000 principal amount of Legg Mason’s 5.6% senior notes due June 30, 2021 (the “senior notes”), for 0.8881 of a share of Legg Mason common stock and $6.25 in cash per Corporate Unit (the “offer consideration”).

The number of validly tendered and not withdrawn Corporate Units Legg Mason will accept in the offer will be prorated if (a) more than 21,850,000 Corporate Units are tendered or (b) Legg Mason shall have concluded based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of the acceptance by Legg Mason of all Corporate Units validly tendered and not withdrawn in the offer.

Legg Mason is only offering to exchange Corporate Units in the offer. Legg Mason is not offering to exchange any Equity Units in the form of Treasury Units (“Treasury Units”).

The closing of the offer is conditioned upon the satisfaction or waiver of certain conditions. See “Description of the Offer—Conditions to the Offer.”

As of July 13, 2009, 23,000,000 Corporate Units were outstanding. The Corporate Units are listed for trading on the New York Stock Exchange under the symbol LMI. Our common stock is traded on the New York Stock Exchange under the symbol “LM.” The last reported sale price of our common stock on July 14, 2009, was $24.10 per share. We expect that the shares of our common stock to be issued in the exchange offer will be approved for listing on the New York Stock Exchange, subject to official notice of the issuance.

You should carefully consider the “Risk Factors” beginning on page 13 of this prospectus before you decide whether or not to participate in the offer.

You must make your own decision whether to tender in the exchange offer, and, if so, the number of Corporate Units to tender. Neither we, the dealer managers, the information and exchange agent nor any other person is making any recommendation as to whether or not you should tender your Corporate Units for exchange in the exchange offer.

We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the offer nor the common stock portion of the offer consideration offered hereby have been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is unlawful and is a criminal offense in the United States.

The dealer managers for the exchange offer are:

Citi	Banc of America Securities LLC	J.P. Morgan
Structuring Agent

THE DATE OF THIS PROSPECTUS IS JULY     , 2009

We are incorporating by reference into this prospectus important business and financial information that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request. Requests should be directed to Legg Mason, Inc., 100 Light Street, Baltimore, MD 21202, Attn: Corporate Secretary, (410) 539-0000 or (877) 534-4627. After July 31, 2009, our address will change to 100 International Drive, Baltimore, MD 21202. In order to ensure timely delivery of such documents, security holders must request this information no later than five business days before the date they must make their investment decision. Accordingly, any request for documents should be made by August 4, 2009 to ensure timely delivery of the documents prior to the expiration of the exchange offer.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by reference, as applicable. We are not making an offer of the securities included in the offer consideration in any jurisdiction where the offer is not permitted.

i

FORWARD-LOOKING STATEMENTS

We have made in this prospectus, and from time to time may otherwise make in our public filings, press releases and statements by our management, “forward-looking statements”, including information relating to anticipated growth in revenues or earnings per share, anticipated changes in our business or in the amount of our client assets under management (AUM), anticipated future performance of our business, anticipated future investment performance of our subsidiaries, our expected future net client cash flows, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. The words or phrases “can be,” “may be,” “expects,” “may affect,” “may depend,” “believes,” “estimate,” “project,” “anticipate” and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond our control, including but not limited to those discussed below and those discussed under the heading “Risk Factors” and elsewhere in this prospectus and our other public filings, press releases and statements by our management. Due to such risks, uncertainties and other factors, we caution each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of AUM; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and the effects of acquisitions and dispositions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We currently file reports and other information with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such reports and other information (including the documents incorporated by reference into this prospectus) may be inspected and copied at the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy statements and other information regarding companies like Legg Mason that file electronically with the SEC.

Copies of the materials referred to in the preceding paragraph, as well as copies of this prospectus and any current amendment or supplement to the offer, may also be obtained from the information and exchange agent at its address set forth on the back cover of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by subsequently incorporated documents or by information that is included directly in this prospectus.

Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the exchange offer described herein has been completed:

•

Our Annual Report on Form 10-K for the year ended March 31, 2009, which we filed on May 29, 2009, including portions of the proxy statement filed on June 22, 2009 in connection with the 2009 annual meeting of stockholders to the extent specifically incorporated by reference therein;

•	Our Current Report on Form 8-K filed on June 10, 2009; and

•

The description of our common stock contained in Amendment No. 6 to our Registration Statement on Form 8-A, filed on September 29, 2006 and any amendment or report filed under the Exchange Act for the purpose of updating such description.

We do not incorporate by reference documents or information furnished to, but not filed with, the SEC.

The information and exchange agent will provide without charge to each person to whom this prospectus is delivered upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the information and exchange agent at its address set forth on the back cover of this prospectus.

SUMMARY

This summary highlights certain significant aspects of Legg Mason’s business contained elsewhere or incorporated by reference in this prospectus. As a result, it does not contain all of the information that you should consider before making a decision as to whether or not to participate in the exchange offer. You should carefully read this entire prospectus and the documents incorporated into it by reference, including the “Risk Factors” section and the financial data and related notes, before making your decision. Except as otherwise specified, the terms “Legg Mason,” “the Company,” “we,” “our,” “ours” and “us” refer to Legg Mason, Inc. and its subsidiaries and “common stock” refers to our common stock, $0.10 par value per share.

Legg Mason

Legg Mason is a global asset management company. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other pooled investment vehicles. We offer these products and services directly and through various financial intermediaries. We operate our business as two divisions: Americas and International. Within each division, we provide services through a number of asset managers, each of which is an individual business that generally markets its products and services under its own brand name and, in many cases, distributes retail products and services through a centralized retail distribution network.

Legg Mason, Inc. was incorporated in Maryland in 1981 to serve as a holding company for its various subsidiaries. The predecessor companies to Legg Mason trace back to Legg & Co., a Maryland-based broker-dealer formed in 1899. Our subsequent growth has occurred primarily through internal expansion and the acquisition of asset management and broker-dealer firms. In December 2005, Legg Mason completed a transaction in which it sold its broker-dealer businesses to concentrate on its asset management business.

Purpose of the Exchange Offer

The purpose of this exchange offer is to increase our equity capital levels and reduce the amount of our outstanding debt and related interest expense. We do not believe there is a reasonable likelihood that the offer will, and it is not the purpose of the offer to, either directly or indirectly, cause the Corporate Units to be de-listed from the New York Stock Exchange.

Sources of Payment of the Offer Consideration

Assuming the exchange offer is subscribed in full and 21,850,000 Corporate Units are validly tendered and accepted for exchange, we will need approximately $136.6 million in cash to fund the cash portion of the offer consideration. We will use cash on hand to make these payments. There are no alternative financing arrangements for the exchange offer. The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares of common stock.

Summary Terms of the Exchange Offer

The following summary is provided solely for the convenience of holders of Corporate Units. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere or incorporated by reference in this prospectus. Holders of Corporate Units are urged to read this prospectus in its entirety.

Offeror	Legg Mason Inc., a Maryland corporation.

Securities Subject to the Offer	Up to 21,850,000, or 95%, of our Corporate Units.

The Offer	We are offering to exchange up to 21,850,000 of our outstanding Corporate Units held by all holders for the offer consideration of 0.8881 of a share of our common stock and $6.25 in cash per Corporate Unit upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal. The offer is not conditioned on any minimum number of Corporate Units being tendered.

We will not make a separate payment for accrued and unpaid interest or accrued and unpaid contract adjustment payments in respect of tendered Corporate Units.

We will not issue fractional shares of our common stock in the exchange offer, and cash will be paid in lieu of any fractional shares. See “Description of the Offer—Terms of the Offer.”

Proration of Tendered Corporate Units	If more than an aggregate of 21,850,000 Corporate Units are validly tendered and not withdrawn prior to the expiration date, we will accept an aggregate of not more than 21,850,000 Corporate Units from all holders who validly tender Corporate Units, prorated among the tendering holders. If we conclude based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of our acceptance of all Corporate Units validly tendered and not withdrawn in the offer, we will accept a pro rata number of the Corporate Units tendered in the offer to ensure that the Corporate Units continue to be listed on the New York Stock Exchange. Any Corporate Units tendered but not accepted because of proration will be returned to you. See “Description of the Offer—Priority of Exchanges and Proration.”

Accrued and Unpaid Contract Adjustment Payments with respect to the Purchase Contracts and Accrued and Unpaid Interest Payments with respect to the Senior Notes	The only cash component of the offer consideration will be $6.25 per Corporate Unit. We will not make a separate payment for accrued and unpaid contract adjustment payments or accrued and unpaid interest payments. See “Description of the Offer—Accrued and Unpaid Interest and Contract Adjustment Payments.”

Holders Eligible to Participate in the Offer	All holders of the Corporate Units are eligible to participate in the offer. See “Description of the Offer—Terms of the Offer.”

Market Value of the Corporate Units	The Corporate Units are listed and traded on the New York Stock Exchange under the symbol “LMI.” On July 14, 2009, the last reported sale price per Corporate Unit was $25.53. Legg Mason urges you to obtain current market price information for the Corporate Units before deciding whether to participate in the offer. For trading information regarding such securities, you may contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus. See “Description of the Offer—Market and Trading Information.”

Treasury Units	Legg Mason is not offering to purchase any Treasury Units. If you own Treasury Units and you desire to participate in the offer, you may recreate Corporate Units from your Treasury Units, and then tender the recreated Corporate Units. You may contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus for more information on how to recreate Corporate Units from Treasury Units in order to participate in the offer. See “Description of the Offer—Terms of the Offer.”

Expiration Date	The offer will expire at 12:01 a.m., New York City time, on August 12, 2009, unless extended by us (such date and time, as the same may be extended, the “expiration date”). We, in our sole discretion, may extend the expiration date for the offer for any purpose, including in order to permit the satisfaction or waiver of any or all conditions to the offer. See “Description of the Offer—Expiration Date” and “Description of the Offer—Extension, Termination or Amendment.”

Guaranteed Delivery Procedures	If you wish to tender your Corporate Units and you cannot deliver your required documents to the information and exchange agent on time, you may tender your Corporate Units according to the guaranteed delivery procedures described under the caption “Description of the Offer—Procedures for Tendering Corporate Units—Guaranteed Delivery.”

Withdrawal	You may withdraw previously tendered Corporate Units at any time before the expiration date. In addition, you may withdraw any Corporate Units that you tender that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the offer.

To withdraw previously-tendered Corporate Units, you are required to submit a notice of withdrawal to the information and exchange agent, in accordance with the procedures described herein and in the letter of transmittal. See “Description of the Offer—Withdrawal of Tenders.”

Settlement Date	The settlement date of the offer will be promptly following the expiration date.

Purpose of the Offer	We are making this offer to increase our equity capital levels and reduce the amount of our outstanding debt and related interest expense. See “Summary—Purpose of the Offer.”

Conditions to the Offer	Legg Mason’s obligation to accept for exchange Corporate Units validly tendered and not validly withdrawn is subject to, and conditioned upon, the satisfaction of, or where applicable, the waiver of, the following:

—	the effectiveness of the registration statement of which this prospectus forms a part; and

—	the other conditions described in “Description of the Offer—Conditions to the Offer.”

The exchange offer is not conditioned upon any minimum number of Corporate Units being tendered.

Amendment and Termination	Legg Mason has the right to terminate or withdraw, in its sole discretion, the offer at any time and for any reason if the conditions to the offer are not met by the expiration date. Legg Mason reserves the right, subject to applicable law, (i) to waive any and all of the conditions of the offer on or prior to the expiration date and (ii) to amend the terms of the offer. In the event that the offer is terminated, withdrawn or otherwise not consummated on or prior to the expiration date, no consideration will be paid or become payable to holders who have properly tendered their Corporate Units pursuant to the offer. In any such event, the Corporate Units previously tendered pursuant to the offer will be promptly returned to the tendering holders. See “Description of the Offer—Extension, Termination or Amendment.”

How to Tender Corporate Units	If your Corporate Units are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered holder promptly and instruct him, her or it to tender your Corporate Units on your behalf. If you are a Depositary Trust Company (“DTC”) participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). See “Description of the Offer—Procedures for Tendering Corporate Units.” For further information on how to tender Corporate Units, contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Risks of Failure to Tender	Corporate Units not exchanged in the offer will remain outstanding after the consummation of the offer. If we become subject to a bankruptcy or similar proceeding prior to the maturity of the senior notes, you may ultimately receive less than the cash amount you would have received had you tendered your Corporate Units for the offer consideration. In addition, if a sufficiently large number of Corporate Units do not remain outstanding after the offer, the trading market for the remaining Corporate Units may be less liquid and more sporadic, potentially resulting in a market price for the Corporate Units that is lower or more volatile. For a further description of the risks of failing to exchange your Corporate Units, see “Risk Factors—Risks Related to Holding Corporate Units after the Exchange Offer.”

No Appraisal Rights	No appraisal or dissenters’ rights are available to holders of the Corporate Units under applicable law. See “Description of the Offer—Terms of the Offer.”

Risk Factors	Your decision whether to participate in the offer and to exchange the Corporate Units for the offer consideration will involve risk. You should be aware of and carefully consider the risk factors set forth in “Risk Factors,” along with all of the other information provided or referred to in this prospectus and the documents incorporated by reference herein, before deciding whether to participate in the offer.

Market; Trading	Our common stock and the Corporate Units are traded on the New York Stock Exchange under the symbols “LM” and “LMI,” respectively. The last reported sale prices of our common stock and Corporate Units on July 14, 2009, were $24.10 and $25.53, respectively. We expect that the shares of our common stock to be issued in the exchange offer will be approved for listing on the New York Stock Exchange, subject to official notice of the issuance.

Material U.S. Federal Income Tax Considerations	For a summary of the material U.S. federal income tax considerations of the offer, see “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the offer.

Dealer Managers	Citigroup Global Markets Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc. are serving as dealer managers in connection with the exchange offer. The Dealer Managers’ contact information appears on the back cover of this prospectus.

Brokerage Commissions	No brokerage commissions are payable by the holders of the Corporate Units to the dealer managers, the information and exchange agent or us. If your Corporate Units are held through a broker or other nominee who tenders the Corporate Units on your behalf, your broker or nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See “Description of the Offer.”

Information and Exchange Agent	MacKenzie Partners, Inc. is the information and exchange agent for the offer. Its address and telephone numbers are listed on the back cover page of this prospectus. See “Dealer Managers and Information and Exchange Agent.”

Further Information	If you have questions about the terms of the exchange offer, please contact the dealer managers. If you have questions regarding the procedures for tendering Corporate Units in the exchange offer or require assistance in tendering your Corporate Units, please contact the information and exchange agent. The contact information for the dealer managers and the information and exchange agent are set forth on the back cover page of this prospectus. See also “Available Information.”

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

These answers to questions that you may have as a holder of our Corporate Units are highlights of selected information included elsewhere or incorporated by reference in this prospectus. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate in it, you should carefully read this prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this prospectus. See “Available Information” and “Documents Incorporated by Reference.”

Why is Legg Mason making the exchange offer?

We are making this offer to increase our equity capital levels and reduce the amount of our outstanding debt and related interest expense.

What number of Corporate Units is being sought in the offer?

We are offering to exchange up to an aggregate of 21,850,000, or 95%, of our outstanding Corporate Units.

What will participating Corporate Units holders receive in the offer?

For each Corporate Unit that you validly tender and that we accept for exchange, you will receive 0.8881 of a share of our common stock plus $6.25 in cash. There will not be a separate payment for accrued and unpaid contract adjustment payments or accrued and unpaid interest payments.

Our common stock and the Corporate Units are listed on the New York Stock Exchange under the symbols “LM” and “LMI,” respectively. The last reported sale prices per share of our common stock and per Corporate Unit on the New York Stock Exchange were $24.10 and $25.53, respectively, on July 14, 2009.

We will not issue fractional shares of common stock upon exchange of the Corporate Units in the exchange offer. Instead, we will pay cash for all fractional shares based upon the closing price per share of our common stock on the business day immediately preceding the expiration date. See “Description of the Offer—Terms of the Offer.”

If I participate by tendering my Corporate Units, will I receive the quarterly contract adjustment payments and interest payments that are payable after the expiration date?

No. If your Corporate Units are validly tendered and accepted for exchange, you will lose your right to receive payments with respect to your Corporate Units to be made after completion of the offer. If you validly tender Corporate Units and they are accepted for exchange, you will receive 0.8881 of a share of our common stock and $6.25 per Corporate Unit, and we will not make a separate payment for any accrued and unpaid contract adjustment payments with respect to the purchase contract or any accrued and unpaid interest with respect to the senior notes.

How does the number of shares of common stock I will receive if I tender my Corporate Units compare to the number of shares of common stock I would receive on the Corporate Units if I do not tender?

If you participate in the offer and we accept your validly tendered Corporate Units for exchange, you will receive, for each such Corporate Unit, 0.8881 of a share of our common stock and $6.25 in cash on the settlement date.

If you do not participate in the offer and hold your Corporate Units until June 30, 2011, you will receive (subject to anti-dilution adjustments), for each Corporate Unit, between 0.7401 and 0.8881 of a share of our common stock depending on the adjusted applicable market value of our common stock and quarterly cash payments of $0.875 on each March 30, June 30, September 30 and December 30 that total $7.00 in aggregate. See “Comparison of Rights of Holders of Corporate Units and Holders of Legg Mason Common Stock—Exchange.”

How does the cash payment I will receive if I tender my Corporate Units compare to the payments I would receive on the Corporate Units if I do not tender?

If you participate in the offer and we accept your validly tendered Corporate Units for exchange, you will receive, for each such Corporate Unit, 0.8881 of a share of our common stock and $6.25 in cash on the settlement date. In addition, you will be entitled to receive cash dividends on our common stock if, when and as may be declared by our board of directors from time to time on or after the settlement date.

If you do not participate in the offer, you will be entitled to receive $0.875 for each Corporate Unit on each of September 30 and December 30, 2009 and March 30, June 30, September 30 and December 30, 2010 and March 30 and June 30, 2011, on which you continue to hold Corporate Units, which totals $7.00 in aggregate. Except as described below, you will receive no further quarterly payments after June 30, 2011 (the “purchase contract settlement date”). If you cash settle your purchase contract, you retain your senior note and there is a failed remarketing, then you will be entitled to receive quarterly interest payments at the rate of 5.6% per year until June 30, 2021 (but not the quarterly contract adjustment payments, which terminate on the purchase contract settlement date). If you cash settle your purchase contract, you retain your senior note and there is a successful remarketing, then you will be entitled to receive semi-annual interest payments at the “reset rate,” as determined by the remarketing agent with such reset rate becoming effective on the purchase contract settlement date, until June 30, 2021 (or such earlier maturity date which shall be not earlier than December 30, 2013 as we may elect in connection with a successful remarketing) (but not the quarterly contract adjustment payments, which terminate on the purchase contract settlement date). If the notes have not been successfully remarketed, the interest rate on the notes will not be reset and you will have the right to put your notes to us on the purchase contract settlement date at a put price equal to $1,000 per note ($50 per applicable Corporate Unit) plus accrued and unpaid interest. Unless you have settled the related purchase contracts with separate cash, you will be deemed to have elected to apply a portion of the proceeds of the put price equal to the principal amount of the notes underlying such Corporate Units against your obligations to us under the related purchase contracts, thereby satisfying such obligations in full, and we will deliver to you our common stock pursuant to the related purchase contracts. You will be entitled to receive cash dividends on our common stock if, when and as may be declared by our board of directors from time to time on or after the purchase contract settlement date, only after satisfying your stock purchase obligations under the purchase contracts on the purchase contract settlement date. See “Comparison of Rights of Holders of Corporate Units and Holders of Legg Mason Common Stock—Dividends/Distributions.”

How will Legg Mason fund the cash portion of the offer consideration?

Assuming full participation, we will need approximately $136.6 million in cash to fund the cash portion of the offer consideration. We will use cash on hand to make these payments.

Do I have a choice in whether to tender my Corporate Units?

Yes. Holders of Corporate Units are not required to tender their Corporate Units pursuant to this offer.

May I tender only a portion of the Corporate Units that I hold?

Yes. You do not have to tender all of your Corporate Units to participate in the offer.

Is the offer subject to conditions?

Yes. The offer is subject to conditions, which we may waive. If any of the conditions is not satisfied or waived, we will not accept and exchange any validly tendered Corporate Units. For more information regarding the conditions to the offer, see the section of this prospectus entitled “Description of the Offer—Conditions to the Offer.”

How do I tender my Corporate Units?

If your Corporate Units are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered holder promptly and instruct him, her or it to tender your

Corporate Units on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through ATOP. See “Description of the Offer—Procedures for Tendering Corporate Units.”

What happens if some or all of my Corporate Units are not accepted for exchange?

If we decide for any reason not to accept some or all of your Corporate Units, the Corporate Units not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the offer. In the case of Corporate Units tendered by book-entry transfer into the information and exchange agent’s account at DTC, DTC will credit any validly withdrawn or unaccepted Corporate Units to your account at DTC. For more information, see the section of this prospectus entitled “Description of the Offer—Procedures for Tendering Corporate Units.”

Until when may I withdraw previously-tendered Corporate Units?

If not previously returned, you may withdraw previously-tendered Corporate Units at any time until the offer has expired, that is, 12:01 a.m., New York City time, on August 12, 2009, unless extended or earlier terminated by us. In addition, you may withdraw any Corporate Units that you tender that are not accepted for exchange by us after the expiration of 40 business days from the commencement of the offer. For more information, see the section of this prospectus entitled “Description of the Offer—Withdrawals of Tenders.”

How do I withdraw previously tendered Corporate Units?

To withdraw previously tendered Corporate Units, you are required to submit a notice of withdrawal to the information and exchange agent, in accordance with the procedures described herein and in the letter of transmittal. See “Description of the Offer—Withdrawal of Tenders.” For further information on how to withdraw previously-tendered Corporate Units, contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus.

Will I have to pay any fees or commissions if I tender my Corporate Units?

If your Corporate Units are held through a broker, dealer, commercial bank, trust company or other nominee who tenders the Corporate Units on your behalf, you may be charged a commission for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Will Legg Mason exchange all validly tendered Corporate Units?

We may not exchange all of the Corporate Units that you tender in the offer. If holders validly tender more than an aggregate of 21,850,000 Corporate Units for exchange, we will accept an aggregate of not more than 21,850,000 Corporate Units from all holders, prorated among the tendering holders. We will also prorate if we conclude based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of our acceptance of all Corporate Units validly tendered and not withdrawn in the offer. Any Corporate Units tendered but not accepted because of proration will be returned to you. See “Description of the Offer—Priority of Exchanges and Proration.”

If the offer is consummated and I do not participate in the offer or I do not exchange all of my Corporate Units in the offer, how will my rights and obligations under my unexchanged Corporate Units be affected?

The terms of your Corporate Units that remain outstanding after the consummation of the offer will not change as a result of the offer.

How will the offer affect the trading market for the Corporate Units that are not exchanged?

If a sufficiently large number of Corporate Units do not remain outstanding after the offer, the trading market for the remaining outstanding Corporate Units may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in Corporate Units. See “Effects of the Offer on the Market for Corporate Units; Registration Under the Exchange Act; New York Stock Exchange Listing.”

Is Legg Mason making a recommendation regarding whether you should tender in the offer?

No. We are not making any recommendation regarding whether you should tender or refrain from tendering your Corporate Units in the offer. You must make your own determination as to whether to tender your Corporate Units in the offer and, if so, the number of Corporate Units to tender. Before making your decision, we urge you to carefully read this prospectus in its entirety, including the information set forth in the section of this prospectus entitled “Risk Factors,” and the other documents incorporated by reference in this prospectus.

Will the common stock issued as part of the offer consideration be freely tradable?

Yes. We expect that the shares of our common stock to be issued in the exchange offer will be approved for listing on the New York Stock Exchange, under the symbol “LM,” subject to official notice of the issuance. Generally, the common stock you receive in the exchange offer will be freely tradable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act. For more information regarding the market for our common stock, see the section of this prospectus entitled “Price Range of Legg Mason Common Stock and Legg Mason’s Dividend Policy.”

When does the offer expire?

The offer will expire at 12:01 a.m., New York City time, on August 12, 2009, unless extended or earlier terminated by us.

Under what circumstances can the offer be extended, terminated or amended?

We reserve the right to extend the offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the offer in any respect prior to the expiration date. Further, we may be required by law to extend the offer if we make a material change in the terms of the offer or in the information contained in this prospectus or waive a material condition to the offer. During any extension of the offer, Corporate Units that were previously tendered and not validly withdrawn will remain subject to the offer. We reserve the right, in our sole and absolute discretion, to terminate the offer, at any time prior to the expiration date, at any time and for any reason if any condition to the offer is not met. If the offer is terminated, no Corporate Units will be accepted for exchange and any Corporate Units that have been tendered will be returned to the holder. For more information regarding our right to extend, terminate or amend the offer, see the section of this prospectus entitled “Description of the Offer—Extension, Termination or Amendment.”

How will I be notified if the offer is extended, terminated or amended?

Any extension, termination or amendment of the offer will be followed promptly by announcement thereof, such announcement in the case of an extension of the offer to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. For more information regarding notification of extensions, termination or amendment of the offer, see the sections of this prospectus entitled “Description of the Offer—Extension, Termination or Amendment” and “Description of the Offer—Announcements.”

What risks should I consider in deciding whether or not to tender my Corporate Units?

In deciding whether to participate in the offer, you should carefully consider the risks described in the section of this prospectus entitled “Risk Factors,” and the documents incorporated by reference in this prospectus.

Are the financial condition and results of operations of Legg Mason relevant to my decision to tender in the offer?

Yes. The price of both our common stock and the Corporate Units are closely linked to our financial condition and results of operations. The successful completion of the offer will reduce the amount of our outstanding debt and interest expense.

May I participate in the offer by tendering Treasury Units for exchange?

No. We are not offering to exchange any Treasury Units. If you own Treasury Units and you desire to participate in the offer, you may recreate Corporate Units from your Treasury Units, and then tender the recreated Corporate Units. Because Treasury securities and notes are issued in integral multiples of $1,000 principal amount, you may make these substitutions only in integral multiples of 20 Treasury Units. To create 20 Corporate Units from 20 Treasury Units, you will deposit with the collateral agent a $1,000 principal amount note, which must be purchased in the open market at your expense unless otherwise owned by you and transfer 20 Treasury Unit certificates to the purchase contract agent accompanied by a notice stating that you have deposited a $1,000 principal amount note with the collateral agent and requesting the release to you of the Treasury securities relating to the Treasury Units. You may contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus for more information on how to recreate Corporate Units from Treasury Units in order to participate in the offer. See “Description of the Offer—Terms of the Offer.”

What are the material U.S. federal income tax consequences of my participating in the offer?

The U.S. federal income tax treatment of the exchange offer is unclear. We intend to treat the exchange of your Corporate Units for shares of our common stock plus cash pursuant to this prospectus as a termination of the purchase contract and a retirement of the senior note in exchange for shares of common stock, cash (other than the portion of such cash that is properly allocable to accrued and unpaid contract adjustment payments), and a deemed amount equal to the fair market value to you of being relieved of your obligation under the purchase contract. For more information, see the section of this prospectus entitled “Material U.S. Federal Income Tax Considerations.”

What is the impact of the exchange offer to Legg Mason’s earnings per share?

On an on-going basis, we will not incur interest expense related to the Corporate Units that are validly tendered and accepted for exchange, favorably impacting our earnings per share. At the same time, as a result of the exchange offer, the number of outstanding shares of our common stock will increase, negatively impacting our earnings per share. Assuming 21,850,000 Corporate Units are validly tendered and accepted for exchange, we would have a full-year improvement, excluding any transactional cost of the exchange offer, of about $37.8 million (net of taxes) to our Income (loss) from continuing operations and Net income (loss) and the number of outstanding shares of our common stock would increase by approximately 19.4 million shares.

We will record a one-time debt exchange loss for the second quarter of fiscal year 2010 in connection with the exchange offer. Assuming 21,850,000 Corporate Units are validly tendered and accepted for exchange, the debt exchange pre-tax loss is estimated to be $23.4 million, based on the July 14, 2009 closing trading price on the New York Stock Exchange of our common stock of $24.10. This one-time loss will negatively impact our earnings per share for the second quarter of fiscal year 2010.

How many shares of Legg Mason common stock will be outstanding assuming the exchange of the maximum number of the Corporate Units pursuant to this exchange offer?

As of July 13, 2009, there were 142,457,806 shares of our common stock outstanding. If 21,850,000 Corporate Units are tendered and accepted for exchange in accordance with this exchange offer, there would be an aggregate of approximately 161,862,791 shares of our common stock outstanding.

What does Legg Mason intend to do with the Corporate Units that it acquires in the exchange offer?

Any Corporate Units that are validly tendered and accepted for exchange pursuant to the exchange offer will be retired and cancelled. See “Summary—Purpose of the Exchange Offer.”

Are any Corporate Units held by Legg Mason directors or officers?

No. To our knowledge, none of our directors or executive officers beneficially holds Corporate Units.

Will Legg Mason receive any cash proceeds from the exchange offer?

No. We will not receive any cash proceeds from the exchange offer.

With whom may I talk if I have questions about the exchange offer?

Any holder or beneficial owner of Corporate Units that has questions concerning tender procedures should contact the information and exchange agent at the address and telephone numbers set forth on the back cover of this prospectus. Any questions regarding the terms of the exchange offer should be directed to the dealer managers at the address and telephone numbers set forth on the back cover of this prospectus. We also urge you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

RISK FACTORS

Your decision whether to participate in the offer, and to exchange the Corporate Units for the offer consideration will involve risk. You should be aware of, and carefully consider, the following risk factors, along with all of the other information provided or referred to in this prospectus and the documents incorporated by reference herein, before deciding whether to participate in the offer. Whether or not you elect to tender your Corporate Units, you should also review the risks attendant to being an investor in our equity and debt securities that are described below.

Risks Related to Holding Corporate Units after the Exchange Offer

There will be less liquidity in the market for non-tendered Corporate Units, and the market prices for non-tendered Corporate Units may therefore decline.

If the offer is consummated, the number of outstanding Corporate Units will be reduced, perhaps substantially, which would likely adversely affect the liquidity of non-tendered Corporate Units. An issue of securities with a small number available for trading, or float, generally commands a lower price than does a comparable issue of securities with a greater float. Therefore, the market price for Corporate Units that are not validly tendered in the offer may be adversely affected. The reduced float also may tend to make the trading prices of Corporate Units that are not exchanged more volatile. See “Effects of the Offer on the Market for Corporate Units; Registration under the Exchange Act; New York Stock Exchange Listing.”

If you do not tender your Corporate Units and we become subject to a bankruptcy or similar proceeding, you may recover less than you would have had you tendered your Corporate Units for offer consideration.

If you are a holder of Corporate Units, you are being offered common stock and cash as the offer consideration. Prior to the maturity date of the senior notes, we may become subject to a bankruptcy or similar proceeding. If you are a holder of Corporate Units who does not tender such Corporate Units and we become subject to a bankruptcy or similar proceeding prior to the maturity of the senior notes, you may receive less than the amount you would have received had you tendered your Corporate Units for the offer consideration.

Risks Related to Participating in the Exchange Offer

The offer consideration does not reflect any independent valuation of the Corporate Units or the common stock.

We have not obtained or requested, and do not intend to obtain or request, a fairness opinion from any banking or other firm as to the fairness of the offer consideration or the relative values of Corporate Units and offer consideration. If you tender your Corporate Units, you may or may not receive more than or as much value as if you choose to keep them.

The offer may not be consummated.

If each of the conditions to the offer is not satisfied or waived, we will not accept any Corporate Units tendered in the offer. See “Description of the Offer—Conditions to the Offer” for a list of the conditions to the consummation of the offer.

A holder of Corporate Units participating in the offer will become subject to all of the risks and uncertainties faced by holders of our common stock, which may be different from or greater than those associated with holding the Corporate Units.

A holder of Corporate Units participating in the offer will become subject to all of the risks and uncertainties associated with ownership of our common stock. These risks may be different from or greater than those associated with holding the Corporate Units. A holder exchanging Corporate Units for common stock will forego the right to receive future interest payments on the senior notes, the right to receive future contract adjustment payments and the right to receive priority over the equity holders of Legg Mason in the event that we become subject to a bankruptcy or similar proceeding. As such, a holder of Corporate Units participating in the exchange offer may have greater exposure to the risks and uncertainties facing the Company and its subsidiaries generally, which are more fully described below and in our Annual Report on Form 10-K for the year ended March 31, 2009.

The common stock is an equity security and is subordinate to our existing and future indebtedness.

The shares of common stock are equity interests. This means the shares of common stock will rank junior to our indebtedness, to our existing preferred stock and any other preferred stock we may issue, and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in a bankruptcy or similar proceeding. Our existing and future indebtedness may restrict payment of dividends on our common stock.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of our common stock, holders are only entitled to receive dividends out of assets or funds legally available for payment of dividends at such times and in such amounts as our board of directors from time to time may determine. Further, the common stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to stockholders generally.

The market price of our common stock may be adversely affected by market conditions affecting the stock markets in general, including price and trading fluctuations on the New York Stock Exchange.

The market price of our common stock may be adversely affected by market conditions affecting the stock markets in general, including price and trading fluctuations on the New York Stock Exchange. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance.

The exchange ratio is fixed and will not be adjusted. The market price of shares of our common stock may fluctuate, and you cannot be sure of the market value of the shares of common stock issued in the offer.

Upon completion of the offer, each holder that validly tenders Corporate Units will receive 0.8881 of a share of our common stock and $6.25 in cash for each tendered Corporate Unit. The exchange ratio will not be adjusted due to any increases or decreases in the market price of common stock or Corporate Units between the date of this offer to exchange and the expiration date. The value of the common stock received in the offer will depend upon the market price of a share of our common stock on the settlement date. The trading price of the common stock will likely be different on the settlement date than it is as of the date the offer commences because of ordinary trading fluctuations as well as changes in the business, operations or prospects of the Company, market reactions to the offer, general market and economic conditions and other factors, many of which may not be within our control. Accordingly, at the time of the commencement of the offer, holders of Corporate Units will not know the exact market value of our common stock that will be issued in connection with the offer.

We may extend the offer, during which time the market value of our common stock will fluctuate. See “Description of the Offer—Extension, Termination or Amendment.” Promptly following our acceptance of Corporate Units tendered in the offer, we will issue the shares of common stock, during which time the market value of our common stock will also fluctuate. The closing price of our common stock on the New York Stock Exchange on July 14, 2009 was $24.10 per share. From April 1, 2009, the first trading day of our first quarter in the 2010 fiscal year, through July 14, 2009, the trading price of our common stock ranged from a high of $26.74 per share to a low of $15.53 per share.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock or preferred stock could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur.

Although we have paid cash dividends in the past, we recently reduced our quarterly dividend and may not pay cash dividends in the future.

We have a history of paying dividends to our stockholders when sufficient cash is available. However, future cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors, including the ability of our subsidiaries to make distributions to us, which ability may be restricted by statutory, contractual or other constraints. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution. On May 4, 2009, our board of directors declared a regular, quarterly dividend of $0.03 per share, significantly reducing the regular, quarterly dividend paid on shares of our common stock in order to improve our flexibility to respond to cash needs and business opportunities requiring cash outflows. See “Price Range of Common Stock and Dividend Policy.”

Risks Related to Being an Investor in Our Equity and Debt Securities

Our leverage may affect our business and may restrict our operating results.

At March 31, 2009, on a consolidated basis, we had approximately $3.2 billion in total indebtedness and total stockholders’ equity of $4.5 billion, and our goodwill and other intangible assets were $1.2 billion and $3.9 billion, respectively. As of March 31, 2009, we had $390 million of additional borrowing capacity available under our various credit agreements, subject to certain conditions. As a result of this substantial indebtedness, we are required to use a significant portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other business opportunities. In addition, these servicing obligations would increase in the future if we incur additional indebtedness and, in this regard, we have available, subject to maintaining compliance with financial covenants in our existing debt facilities, credit facilities that are not currently being fully utilized.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control and by a variety of factors specific to our business.

The level of our indebtedness could:

•

limit our ability to obtain additional debt financing in the future or to borrow under our existing credit facilities (our principal bank debt facilities require that (i) our ratio of net debt (total debt less unrestricted cash in excess of working capital) to Consolidated EBITDA (as defined therein) not exceed 3.0 to 1 and (ii) our ratio of Consolidated EBITDA to total cash interest payments on certain Indebtedness (as defined therein) exceeds 4 to 1 while another debt facility prevents us from incurring additional debt, with certain exceptions, if our total debt to Consolidated EBITDA (as defined therein) exceeds 2.5 to 1);

•	limit cash flow available for general corporate purposes due to the ongoing cash flow requirements for debt service;

•

limit our flexibility, including our ability to react to competitive and other changes in the industry and economic conditions and our ability to provide support, should we elect to do so, to funds that our subsidiaries manage; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

As of March 31, 2009, under the terms of our bank credit agreements our ratio of net debt to EBITDA was 1.8 and our ratio of EBITDA to interest expense was 6.2, and therefore, Legg Mason was in compliance with its bank financial covenants. If our net income stays at current levels or further declines, for any reason, it may be difficult to remain in compliance with these covenants. Similarly, to the extent that we spend our available cash for purposes other than repaying debt, we will increase our net debt to EBITDA ratio, thus putting pressure on our compliance with the covenants. Although there are actions that we may take if our financial covenant compliance becomes an issue, there can be no assurance that Legg Mason will remain in compliance with its bank debt covenants. In this regard, based on March 2009 run rate EBITDA, and factoring projected cost savings, we would be required to repay over half of our outstanding bank debt by December 2009 to maintain compliance with our covenants. However, based on improved April 2009 run rate results, repayment of debt may not be required to maintain compliance with our covenants. We anticipate that we will have available cash to repay all or a portion of our bank debt, should it be necessary. In addition, under the terms of the debt to EBITDA ratio covenant that we entered into in connection with the issuance of our 2.5% senior convertible notes, we may not, with certain exceptions, incur more than $250 million in additional debt until the effects of the sales of securities of structured investment vehicles and other similar conduits (“SIVs”) drop out of the trailing twelve month EBITDA calculation and when we have substantially reduced our outstanding indebtedness.

Upon the occurrence of various events, such as a change of control, some or all of our outstanding debt obligations may come due prior to their maturity date.

Support we provided to liquidity funds affected our financial position and results of operations.

As has been widely publicized, since late July 2007, there has been substantial disruption in the worldwide fixed income markets, including, specifically, a dramatic reduction in buyers of commercial paper and medium term notes issued by SIVs, which has adversely affected the liquidity in the market. As a result of these liquidity constraints and, for certain issuers, credit concerns, a number of SIVs have defaulted on their obligations under their securities and become the subject of restructuring negotiations or insolvency proceedings. Liquidity asset management funds that are managed by our subsidiaries invested in a number of these SIV-issued securities, and other types of funds managed by our subsidiaries, including closed-end funds that have issued auction rate preferred securities, have also been affected by these issues. In response to these issues, during fiscal years 2008 and 2009 we provided various forms of support to a number of liquidity funds. As part of that support, we assisted the funds in eliminating their exposure to SIV-issued securities, in part by acquiring certain SIV securities from the funds at their full amortized cost, rather than market prices, or reimbursing the funds for losses incurred in selling SIV securities. As a result of these actions, we incurred an aggregate of $2.3 billion in gross charges ($1.4 billion net of taxes and related expense reductions) and utilized an aggregate of approximately $2.9 billion in available cash during the fiscal year. See Note 17 of Notes to Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for a further description of the support we provided.

Although we currently have no exposure to SIV-issued securities and thus would not provide any more support for those investments, as of March 31, 2009, we had outstanding capital support agreements committing us to provide up to $41.5 million in capital contributions to liquidity funds managed by our subsidiary in certain circumstances upon the funds realizing a loss on investments in securities that are not asset-backed or SIV-issued. One of these agreements, providing for up to $7 million in contributions, expired in April 2009. In the future, we may elect to provide additional credit, liquidity, or other support to products that we manage, particularly liquidity funds, although we are not legally required to do so and there can be no assurance that any support would be sufficient to avoid an adverse impact on any product or investors in any product. A decision to provide support may arise from factors specific to our products or from industry wide factors. If we elect to provide additional support, we could incur losses from the support we provide and incur additional costs, including financing costs, in connection with the support. These losses and additional costs could be material, and could adversely affect our earnings. If we were to take such actions we may also restrict our corporate assets, limiting our flexibility to use these assets for other purposes, and may be required to raise additional capital.

Poor investment performance could lead to a loss of assets under management and a decline in revenues.

We believe that investment performance is one of the most important factors for the maintenance and growth of our assets under management. Poor investment performance, either on an absolute or relative basis, could impair our revenues and growth because:

•	existing clients might withdraw funds in favor of better performing products, which would result in lower investment advisory and other fees;

•	our ability to attract funds from existing and new clients might diminish; and

•	negative absolute investment performance will directly reduce our managed assets.

In addition, in the ordinary course of our business we may reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. If our revenues decline without a commensurate reduction in our expenses, our net income will be reduced. During the last three years, several of our key equity and fixed income asset managers have not produced strong investment performance, on a relative basis or an absolute basis, in certain products or accounts that they manage. These investment performance issues have contributed to a significant reduction in their assets under management and revenues and a reduction in performance fees. There can be no assurance as to when, or if, these investment performance issues, or the resulting effects on the managers’ assets under management and revenues, will be resolved. Moreover, even if investment performance should improve in the short term, in many cases there may be a lag before improved performance produces a positive effect on the managers’ assets under management or revenues.

Assets under management may be withdrawn, which may reduce our revenues and net income.

Our investment advisory and administrative contracts are generally terminable at will or upon relatively short notice, and investors in the mutual funds that we manage may redeem their investments in the funds at any time without prior notice. Institutional and individual clients can terminate their relationships with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, changes in investment preferences of clients, changes in our reputation in the marketplace, changes in management or control of clients or third party distributors with whom we have relationships, loss of key investment management or other personnel and financial market performance. This risk is underscored by the fact that we have one international client that represents approximately 8% of our total assets under management (although it generates less than 1% of our operating revenues). In addition, in a declining securities market, the pace of mutual fund redemptions and withdrawal of assets from other accounts could accelerate. Poor investment performance generally or relative to other investment management firms tends to result in decreased purchases of fund shares, increased redemptions of fund shares, and the loss of institutional or individual accounts. During fiscal year 2009, our assets under management decreased from $950 billion at March 31, 2008 to $632 billion at March 31, 2009. One factor behind this decrease was $159 billion in net client outflows (of which $89 billion was outflows in fixed income assets, $47 billion was outflows in equity assets and $23 billion was outflows in liquidity assets). During the quarter ended March 31, 2009, our assets under management declined by $66 billion, primarily as a result of net client asset outflows of $44 billion and market depreciation of $22 billion. This decrease in our assets under management reduced our revenues and our operating income.

If we are unable to maintain our fee levels or if our asset mix changes, our revenues and margins could be reduced.

Our profit margins and net income are dependent in significant part on our ability to maintain current fee levels for the products and services that our asset managers offer. There has been a trend toward lower fees in some segments of the asset management industry, and no assurances can be given that we will be able to maintain our current fee structure. Competition could lead to our asset managers reducing the fees that they charge their clients for products and services. See “—Competition in the asset management industry could reduce our revenues and net income.” In addition, our asset managers may be required to reduce their fee levels, or restructure the fees they charge, because of, among other things, regulatory initiatives or proceedings that are either industry-wide or specifically targeted or court decisions. For example, several firms in the mutual fund business agreed to reduce the management fees that they charge registered mutual funds as part of regulatory settlements. A reduction in the fees that our asset managers charge for their products and services will reduce our revenues and could reduce our net income. These factors also could inhibit our ability to increase fees for certain products.

Our assets under management can generate very different revenues per dollar of managed assets based on factors such as the type of asset managed—equity assets generally produce greater revenues than fixed income assets, the type of client—institutional clients generally pay lower fees than other clients, the type of asset management product or service provided and the fee schedule of the asset manager providing the service. A shift in the mix of our assets under management from higher revenue-generating assets to lower revenue-generating assets may result in a decrease in our revenues even if our aggregate level of assets under management remains unchanged or increases. A decrease in our revenues, without a commensurate reduction in expenses, will reduce our net income. We experienced such a shift in the mix of our assets under management during fiscal year 2009, which continued a trend from the prior fiscal year. During fiscal year 2009, our equity assets under management declined from $271.6 billion (29% of our total assets under management) to $126.9 billion (20% of our total assets under management). During our fiscal quarter ended March 31, 2009, our equity assets under management decreased by 14%, from $148.4 billion at December 31, 2008 to $126.9 billion at March 31, 2009.

Our mutual fund management contracts may not be renewed, which may reduce our revenues and net income.

A substantial portion of our revenues comes from managing U.S. mutual funds. We generally manage these funds pursuant to management contracts with the funds that must be renewed and approved by the funds’ boards of directors annually. A majority of the directors of each mutual fund are independent from us. Although the funds’ boards of directors have historically approved each of our management contracts, there can be no assurance that the board of directors of each fund that we manage will continue to approve the fund’s management contract each year, or will not condition its approval on the terms of the management contract being revised in a way that is adverse to us. If a mutual fund management contract is not renewed, or is revised in a way that is adverse to us, it could result in a reduction in our revenues and, if our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

Unavailability of appropriate investment opportunities could hamper our investment performance or growth.

An important component of investment performance is the availability of appropriate investment opportunities for new client funds. If any of our asset managers is not able to find sufficient investments for new client assets in a timely manner, the asset manager’s investment performance could be adversely affected. Alternatively, if one of our asset managers does not have sufficient investment opportunities for new funds, it may elect to limit its growth by reducing the rate at which it receives new funds. Depending on, among other factors, prevailing market conditions, the asset manager’s investment style, regulatory and other limits and the market sectors and types of opportunities in which the asset manager typically invests (such as less capitalized companies and other more thinly traded securities in which relatively smaller investments are typically made), the risks of not having sufficient investment opportunities may increase when an asset manager increases its assets under management, particularly when the increase occurs very quickly. If our asset managers are not able to identify sufficient investment opportunities for new client funds, their investment performance or ability to grow may be reduced.

Changes in securities markets and prices may affect our revenues and net income.

A large portion of our revenues is derived from investment advisory contracts with clients. Under these contracts, the investment advisory fees we receive are typically based on the market value of assets under management. Accordingly, a decline in the prices of securities generally may cause our revenues and income to decline by:

•	causing the value of our assets under management to decrease, which would result in lower investment advisory and other fees;

•	causing our clients to withdraw funds in favor of investments they perceive offer greater opportunity or lower risk, which would also result in lower investment advisory and other fees; or

•	decreasing the performance fees earned by our asset managers.

We experienced such a decline in the equity and fixed income markets during fiscal year 2009, which contributed to a decline in our assets under management and revenues during the year. If our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

There are substantial fluctuations in price levels in the securities markets. These fluctuations can occur on a daily basis and over longer periods as a result of a variety of factors, including national and international economic and political events, broad trends in business and finance, and interest rate movements. Reduced securities market prices generally may result in reduced revenues from lower levels of assets under management and loss or reduction in incentive and performance fees. Periods of reduced market prices may adversely affect our profitability because fixed costs remain relatively unchanged. Because we operate in one industry, the business cycles of our asset managers may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business.

Changes in interest rates could have adverse effects on our assets under management.

Increases in interest rates from their present levels may adversely affect the net asset values of our assets under management. In addition, in a rising interest rate environment institutional investors may shift liquidity assets that we manage in pooled investment vehicles to direct investments in the types of assets in which the pooled vehicles invest in order to realize higher yields. Furthermore, increases in interest rates may result in reduced prices in equity markets. Decreases in interest rates may also lead to outflows in fixed income or liquidity assets that we manage as investors seek higher yields. Any of these effects could lower our assets under management and revenues and, if our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

Competition in the asset management industry could reduce our revenues and net income.

The asset management industry in which we are engaged is extremely competitive and we face substantial competition in all aspects of our business. We compete with numerous international and domestic asset management firms and broker-dealers, mutual fund complexes, hedge funds, commercial banks, insurance companies, other investment companies and other financial institutions. Many of these organizations offer products and services that are similar to, or compete with, those offered by our asset managers and have substantially more personnel and greater financial resources than we do. Some of these competitors have proprietary products and distribution channels that make it more difficult for us to compete with them. In addition, many of our competitors have long-standing and established relationships with distributors and clients. From time to time, our asset managers also compete with each other for clients and assets under management. Our ability to compete may be adversely affected if, among other things, our asset managers lose key employees or, as is currently the case for certain of the products managed by our asset managers, under-perform in comparison to relevant performance benchmarks or peer groups.

A sizable number of new asset management firms and mutual funds have been established in the last fifteen years, increasing our competition. In addition, the asset management industry has experienced consolidation as numerous asset management firms have either been acquired by other financial services firms or ceased operations. In many cases, this has resulted in firms with greater financial resources than we have. In addition, a number of heavily capitalized companies, including commercial banks and foreign entities have made investments in and acquired asset management firms. Access to mutual fund distribution channels has also become increasingly competitive. All of these factors could make it more difficult for us to compete, and no assurance can be given that we will be successful in competing and growing our assets under management and business. If clients and potential clients decide to use the services of competitors, it could reduce our revenues and growth rate, and if our revenues decrease without a commensurate reduction in our expenses, our net income will be reduced. In addition, our asset managers are not typically the lowest cost provider of asset management services. To the extent that we compete on the basis of price in any of our businesses, we may not be able to maintain our current fee structure in that business, which could adversely affect our revenues and net income.

Our sole business is asset management. As a result, we may be more affected by trends and issues affecting the asset management business, such as industry-wide regulatory issues and inquiries, publicity about, and public perceptions of the industry and asset management industry market cycles, than other financial services companies that have more diversified businesses.

We may engage in strategic transactions that could create risks.

As part of our business strategy, we regularly review, and from time to time have discussions with respect to potential strategic transactions, including potential acquisitions, dispositions, consolidations, joint ventures or similar transactions, some of which may be material. There can be no assurance that we will find suitable candidates for strategic transactions at acceptable prices, have sufficient capital resources to accomplish our strategy, or be successful in entering into agreements for desired transactions. In addition, these transactions typically involve a number of risks and present financial, managerial and operational challenges, including:

•	adverse effects on our reported earnings per share in the event acquired intangible assets or goodwill become impaired;

•	existence of unknown liabilities or contingencies that arise after closing; and

•	potential disputes with counterparties.

Acquisitions, including completed acquisitions, also pose the risk that any business we acquire may lose customers or employees or could under-perform relative to expectations. We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to execution or integration. Following the completion of an acquisition, we may have to rely on the seller to provide administrative and other support, including financial reporting and internal controls, to the acquired business for a period of time. There can be no assurance that the seller will do so in a manner that is acceptable to us.

Strategic transactions typically are announced publicly even though they may remain subject to numerous closing conditions, contingencies and approvals and there is no assurance that any announced transaction will actually be consummated. The failure to consummate an announced transaction could have an adverse effect on us. Future transactions may also further increase our leverage or, if we issue equity securities to pay for acquisitions, dilute the holdings of our existing stockholders.

Regulatory matters may negatively affect our business and results of operations.

Our business is subject to regulation by various regulatory authorities that are charged with protecting the interests of our clients. We could be subject to civil liability, criminal liability, or sanction, including revocation of our subsidiaries’ registrations as investment advisers, revocation of the licenses of our employees, censures, fines, or temporary suspension or permanent bar from conducting business, if we violate such laws or regulations. Any such liability or sanction could have a material adverse effect on our financial condition, results of operations, and business prospects. In addition, the regulatory environment in which we operate frequently changes and has seen significant increased regulation in recent years. In particular, we have incurred significant additional costs as a result of regulatory changes affecting U.S. mutual funds. We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations. For example, we note that federal government officials have proposed significant changes to the regulatory structure of the financial services industry. We also note that recent recommendations for regulatory reform in the liquidity asset management business include the imposition of banking regulations on investment advisors, the creation of net capital requirements for investment advisors and changes in the rules governing money market mutual fund net asset value calculations. Any of these revisions could adversely affect our liquidity asset management business and our results of operations. Our business and results of operations can also be adversely affected by federal, state and foreign regulatory issues and proceedings.

Instances of criminal activity and fraud by certain participants in the asset management industry, including hedge funds, have been recently discovered. This activity may result in changes to the regulations governing the asset management industry, or in more aggressive enforcement of the existing regulations. Over time, the cumulative effect of these actions may result in increased expenses, or lower management or other fees, and therefore adversely affect the revenues or profitability of asset management businesses.

Our broker-dealer subsidiaries and many of our foreign subsidiaries are subject to net capital or liquidity rules and requirements, which mandate that they maintain certain levels of capital. A significant operating loss or extraordinary charge against net capital may adversely affect the ability of these subsidiaries to expand or even maintain their present levels of business.

If our reputation is harmed, we could suffer losses in our business, revenues and net income.

Our business depends on earning and maintaining the trust and confidence of clients and other market participants, and the resulting good reputation is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries, employee misconduct and rumors, among other things, can substantially damage our reputation, even if they are baseless or satisfactorily addressed. Any damage to our reputation could impede our ability to attract and retain clients and key personnel, and lead to a reduction in the amount of our assets under management, any of which could have a material adverse effect on our revenues and net income.

Failure to properly address conflicts of interest could harm our reputation, business and results of operations.

As we have expanded the scope of our businesses and our client base, we must continue to address conflicts between our interests and those of our clients. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. We have procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if we fail, or appear to fail, to deal appropriately with conflicts of interest, we could face reputational damage, litigation or regulatory proceedings or penalties, any of which may adversely affect our revenues or net income.

Our business involves risks of being engaged in litigation and liability that could increase our expenses and reduce our net income.

Many aspects of our business involve substantial risks of liability. In the normal course of business, our asset managers have been named as defendants or co-defendants in lawsuits seeking substantial damages. We are also involved from time to time in governmental and self-regulatory agency investigations and proceedings. Similarly, the investment funds that our asset managers manage are subject to lawsuits and governmental and self-regulatory investigations and proceedings, any of which could harm the investment returns or reputation of the applicable fund or result in our asset managers being liable to the funds for any resulting damages. There has been an increased incidence of litigation and regulatory investigations in the asset management industry in recent years, including customer claims as well as class action suits seeking substantial damages.

Legg Mason and a current and former officer are named as defendants in a consolidated legal action that was initially filed in October 2006. The action alleges that the defendants violated the Exchange Act and the Securities Act by making misleading statements to the public and omitting certain material facts with respect to the acquisition of the Citigroup Asset Management business in a prospectus for a secondary stock offering and in other public statements in order to artificially inflate the price of our common stock. The action sought certification of a class of shareholders who purchased our common stock between February 1, 2006 and October 10, 2006 or who purchased stock in a secondary public offering around March 9, 2006 and seeks unspecified damages. On March 17, 2008, the court granted our motion to dismiss the action. However, the plaintiffs have appealed the dismissal of the complaints under the Securities Act. The dismissal of the claims under the Exchange Act on behalf of the proposed class of purchasers of stock between February 1, 2006 and October 10, 2006 was not appealed and is now final. We intend to defend the action still under appeal vigorously. We cannot accurately predict the eventual outcome of the appeal at this point, or whether the action will have a material adverse effect on us.

Insurance may not be available on a cost effective basis to protect us from liability.

We face the inherent risk of liability related to litigation from clients, third party vendors or others and actions taken by regulatory agencies. To help protect against these potential liabilities, we purchase insurance in amounts, and against risks, that we consider appropriate, where such insurance is available at prices we deem acceptable. There can be no assurance, however, that a claim or claims will be covered by insurance or, if covered, will not exceed the limits of available insurance coverage, that any insurer will remain solvent and will meet its obligations to provide us with coverage or that insurance coverage will continue to be available with sufficient limits at a reasonable cost. Over the last several years, insurance expenses have increased significantly and we expect further increases to be significant going forward. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. Renewals of insurance policies may expose us to additional costs through higher premiums or the assumption of higher deductibles or co-insurance liability.

Failure to comply with contractual requirements or guidelines could result in liability and loss of assets under management, both of which could cause our net income to decline.

The asset management contracts under which we manage client assets, including contracts with investment funds, often specify guidelines or contractual requirements that we are obligated to observe in providing asset management services. A failure to comply with these guidelines or requirements could result in damage to our reputation, liability to the client or the client reducing its assets under our management, any of which could cause our revenues and net income to decline.

Loss of key personnel could harm our business.

We are dependent on the continued services of a number of our key asset management personnel and our management team, including our Chief Executive Officer. The loss of any of such personnel without adequate replacement could have a material adverse effect on us. Moreover, since certain of our asset managers contribute significantly to our revenues and net income, the loss of even a small number of key personnel at these businesses could have a disproportionate impact on our overall business. Additionally, we need qualified managers and skilled employees with asset management experience in order to operate our business successfully. The market for experienced asset management professionals is extremely competitive and is increasingly characterized by the movement of employees among different firms. Due to the competitive market for asset management professionals and the success of some of our employees, our costs to attract and retain key employees are significant and will likely increase over time. From time to time we may work with key employees to revise revenue sharing and other employment-related terms to reflect current circumstances. In addition, since the investment track record of many of our products and services is often attributed to a small number of individual employees, and sometimes one person, the departure of one or more of these employees could cause the business to lose client accounts or managed assets, which could have a material adverse effect on our results of operations and financial condition. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations and financial results would be materially adversely affected.

Our business is subject to numerous operational risks and risks that we may incur charges related to leased facilities.

We face numerous operational risks related to our business on a day-to-day basis. Among other things, we must be able to consistently and reliably obtain securities pricing information, process client and investor transactions and provide reports and other customer service to our clients and investors. Any failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. If any of our financial, portfolio accounting or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, a financial loss, a disruption of our businesses, liability to clients, regulatory problems or damage to our reputation. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. In addition, our operations are dependent upon information from, and communications with, third parties, and operational problems at third parties may adversely affect our ability to carry on our business.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that have a security impact. If one or more of such events occur, it potentially could jeopardize our or our clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to spend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that we maintain.

We depend on our headquarters, the offices of our subsidiaries and our operations centers for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our asset managers, or an event disrupting the ability of our employees to perform their job functions, including terrorist attacks or a disruption involving electrical communications, transportation or other services used by us or third parties with whom we conduct business, directly affecting our headquarters, the offices of our subsidiaries or our operations centers may have a material adverse impact on our ability to continue to operate our business without interruption. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses.

We are exposed to the risk of incurring charges related to subleases or vacant space for several of our leased offices. As of March 31, 2009, we had future commitments from third parties under non-cancellable subleases of approximately $101 million that effectively offset obligations under our leases for the properties, and had approximately $93 million in future lease commitments for office space that we have vacated and are seeking to sublease. We are also currently seeking sub-tenants for certain floors in the new headquarters that we will move into during fiscal year 2010, and, in the future, we may elect to vacate or sublease additional leased offices. Under generally accepted accounting principles, at the time a sublease is entered into or space is deemed permanently abandoned, we must incur a charge equal to the present value of the amount by which the commitment under the lease exceeds the amount due, or amount expected to be paid, under a sublease. As a result, in a period of declining commercial lease markets, we are exposed to the risk of incurring charges relating to any premises we are seeking to sublease resulting from longer periods to identify sub-tenants and reduced market rent rates leading to new sub-tenants paying less in rent than we are paying under our lease. Also, if a sub-tenant defaults on its sublease, we would likely incur a charge for the rent that we will incur during the period that we expect would be required to sublease the premises and any reduction in rent that current market rent rates lead us to expect a new sub-tenant will pay. This risk is underscored by the fact that one sub-tenant represents approximately 90% of the sublease rent commitment described above. During fiscal year 2009, we recognized aggregate charges of $79 million resulting from a default by a sub-tenant and declining market conditions leading to longer periods to identify sub-tenants and declines in expected sublease rent for premises we are seeking to sublease. There can be no assurance that we will not recognize additional lease-related charges, which may be material to our results of operations.

Potential impairment of goodwill and intangible assets could increase our expenses and reduce our assets.

Determining goodwill and intangible assets, and evaluating them for impairment, requires significant management estimates and judgment, including estimating value and assessing life in connection with the allocation of purchase price in the acquisition creating them. Our goodwill and intangible assets may become impaired as a result of any number of factors, including losses of investment management contracts or declines in the value of managed assets. Any impairment of goodwill or intangibles could have a material adverse effect on our results of operations. For example, during the year ended March 31, 2009, we incurred aggregate impairment charges of $1.3 billion ($863 million, net of taxes) relating to goodwill and intangible assets including acquired asset management contracts and trade names. Our $100 million in amortizable intangible assets represent asset management contracts purchased in several transactions. These assets could become impaired if we experience client attrition at a rate faster than projected or fees charged under the contracts are reduced. The domestic mutual fund contracts acquired in the 2005 acquisition of the Citigroup Asset Management business (“CAM”) of $2,502 million and the Permal funds-of-hedge funds contracts of $947 million account for approximately 65% and 25%, respectively, of our indefinite-life intangible assets, while the goodwill in our Americas and International divisions aggregates $1.2 billion. Changes in the assumptions underlying projected cash flows from the assets or reporting units, resulting from market conditions, reduced assets under management or other factors, could result in an impairment of any of these assets. Assuming all other factors remain the same, actual results and changes in assumptions for the CAM mutual fund and Permal fund-of-hedge funds contracts would have to cause our cash flow projections over the long-term to deviate more than 16% and 20%, respectively, from previous projections or the discount rate would have to increase by 1.3 and 2.3 percentage points, respectively, for the asset to be deemed impaired. Similarly, assuming all other factors remain the same, actual results and changes in assumptions for the Americas and International divisions would have to cause our cash flow projections over the long-term to decrease more than 42% and 34%, respectively, from previous projections or the discount rate would have to increase by 5 and 4 percentage points, respectively, for the goodwill to be deemed impaired. There can be no assurances that continued market turmoil or asset outflows, or other factors, will not produce an impairment. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Intangible Assets and Goodwill” in our Annual Report on Form 10-K.

Deferred tax assets may not be fully realizable.

As of March 31, 2009, we had approximately $1.3 billion in deferred tax assets relating to U.S. taxing jurisdictions, which represent tax benefits that we expect to realize in future periods. Under accounting rules, we are required to recognize a charge to earnings to reduce our deferred tax assets if it is determined that any future tax benefits are not likely to be realized before they expire. Deferred tax assets generated in U.S. jurisdictions resulting from net operating losses generally expire 20 years after they are generated. In order to realize these future tax benefits, we estimate that we must generate approximately $5.7 billion in U.S. earnings before the benefits expire. There can be no assurances that we will achieve this level of earnings before some portion of these tax benefits expires. In addition, our belief that we will likely be able to realize these future tax benefits is based in part upon our estimates of the timing of other differences in revenue and expense recognition between tax returns and financial statements and our understanding of the application of tax regulations, which may prove to be incorrect for any number of reasons, including future changes in tax or accounting regulations. If we are required to recognize a charge to earnings to reduce our deferred tax assets, the charge may be material to our earnings or financial condition.

Performance-based fee arrangements may increase the volatility of our revenues.

A portion of our investment advisory and related fee revenues is derived from performance fees. Our asset managers earn performance fees under certain client agreements if the investment performance in the portfolio meets or exceeds a specified benchmark. If the investment performance does not meet or exceed the investment return benchmark for a particular period, the asset manager will not generate a performance fee for that period and, if the benchmark is based on cumulative returns, the asset managers’ ability to earn performance fees in future periods may be impaired. Recent investment performance issues and poor market conditions have had a negative effect on the performance fees we earn. We earned $17.4 million in performance fees during fiscal 2009 and $132.7 million in performance fees during fiscal 2008. Our opportunities to receive performance fees have generally increased as a result of the November 2005 acquisition of Permal, a fund-of-hedge funds manager that can earn performance fees in addition to the fees earned by its underlying hedge fund managers. Performance fees may become more common in our industry. An increase in performance fees, or in performance-based fee arrangements with our clients, could create greater fluctuations in our revenues.

We are exposed to a number of risks arising from our international operations.

Our asset managers operate in a number of jurisdictions outside of the United States on behalf of international clients. We have offices in numerous countries and many cross border and local proprietary funds that are domiciled outside the United States. Our international operations require us to comply with the legal requirements of various foreign jurisdictions, expose us to the political consequences of operating in foreign jurisdictions and subject us to expropriation risks, expatriation controls and potential adverse tax consequences which, among other things, make it more difficult to repatriate to the United States the cash that we generate outside the U.S. Our foreign business operations are also subject to the following risks:

•	difficulty in managing, operating and marketing our international operations;

•	fluctuations in currency exchange rates which may result in substantial negative effects on assets under management and revenues; and

•	significant adverse changes in foreign legal and regulatory environments.

We rely on third parties to distribute our mutual funds and certain other products.

In the transaction in which we acquired the CAM business, we transferred our retail securities brokerage and capital markets businesses to Citigroup. Prior to the closing of the transaction, our retail securities brokerage business had been the primary retail distributor of the Legg Mason Funds and both our retail brokerage and our capital markets businesses had distributed a number of our other asset management products and services. Since the transaction, we have been moving to an “open architecture” distribution model and now utilize third party distributors for many of our asset management products and services, which may expose us to risks resulting from the fact that we do not control the distributors. For example, we must compensate the distributors for selling our products and services in amounts that are agreed between them and us but which, in many cases, are largely determined by the distributor. In addition, these distributors generally offer their clients various investment products and services, including proprietary products and services, in addition to and in competition with our products and services.

Pursuant to a Global Distribution Agreement we entered into with Citigroup, Citigroup has agreed to distribute certain of our asset management products and services, including the Legg Mason Funds and the Legg Mason Partners Funds, through its various distribution businesses, and we agreed that, subject to a few exceptions, Citigroup’s retail securities brokerage would be the exclusive retail distributor of the Legg Mason Funds that are managed by Legg Mason Capital Management for a period of three years that ended in February 2009. Since that exclusivity ended, we are working to distribute the funds through a number of third parties, including Citigroup’s retail securities brokerage. There can be no assurance that the termination of this exclusivity provision will not have an adverse effect on our ability or costs to acquire new, or retain our existing, assets under management.

The former CAM business has historically relied upon Citigroup’s distribution businesses to be the primary distributor of its products and services, and we expect this reliance to continue for some time despite the fact that CAM is no longer under common ownership with the distributors. The majority of our fund assets under management were distributed through Citigroup’s various distribution businesses. While the Citigroup and other distributors are compensated for distributing our products and services, there can be no assurances that we will be successful in distributing the Legg Mason Funds and our other products and services, including those managed or offered by ClearBridge Advisors and other former CAM businesses, through Citigroup’s distributors, that we will be successful in distributing our products and services through other third party distributors, or that the transfer of our retail securities brokerage and capital markets businesses will not have an adverse effect on our ability to distribute, or the costs of distributing, our products and services. In addition, mergers and other corporate transactions among distributors may affect our distribution relationships. For example, we are unable to predict with accuracy whether the May 2009 combination of Citigroup’s retail brokerage business into the business of another major retail broker will affect our existing distribution relationships or our ability, or costs, to attract new, and retain existing, investors in our products. If we are unable to distribute our products and services successfully, it will adversely affect our revenues and net income, and any increase in distribution related expenses could adversely affect our net income.

Our funds-of-hedge funds business entails a number of risks.

Permal operates in the international funds-of-hedge funds business, a portion of the asset management business in which we had not been engaged before we acquired Permal. The funds-of-hedge funds business and Permal had both grown rapidly over the last several years. This growth did not continue in fiscal year 2009, during which there was a contraction in the funds-of-hedge funds business as the weak economic environment led investors to withdraw assets from the industry. The funds-of-hedge funds business typically involves clients being charged fees on two levels—at the funds-of-funds level and at the underlying funds level. These fees may include management fees and performance fees. There is no assurance that Permal will not be forced to change its fee structures by competitive or other pressures or that Permal’s fee structures will not hamper its growth. In addition, Permal may generate significant performance fees from time to time, which could increase the volatility of our revenues. See “—Performance-Based Fee Arrangements May Increase the Volatility of our Revenues.” Because Permal operates in the funds-of-hedge funds business globally, it is exposed to a number of regulatory authorities and requirements in different jurisdictions.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. The Corporate Units exchanged in connection with the offer will be retired and cancelled.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009 on an actual basis and on an as adjusted basis to give effect to the tender of 21,850,000 Corporate Units to us under the exchange offer. You should read the information set forth in the table below in conjunction with “Selected Consolidated Financial and Operating Data” and our audited financial statements and the accompanying notes incorporated by reference in this prospectus.

	As of March 31, 2009
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents(1)	$1,084,474	$942,911
Restricted cash	49,895	49,895

Total	$1,134,369	$992,806

Long-term debt
2.5% Convertible Senior Notes(2)	$1,250,000	$1,250,000
5.6% Senior Notes from Equity Units(3)	1,150,000	57,500
5-year term loan	550,000	550,000
Third-party distribution financing	4,067	4,067
Other term loans	19,325	19,325

Subtotal	2,973,392	1,880,892
Less: current portion	8,188	8,188

Total long-term debt	2,965,204	1,872,704

Stockholders’ equity:
Legg Mason, Inc. stockholders’ equity
Common stock, par value $0.10; authorized 500,000,000 shares; 141,853,025 shares outstanding(3)(4)	14,185	16,126
Preferred stock, par value $10; authorized 4,000,000 shares; 0 shares outstanding	—	—
Shares exchangeable into common stock	3,069	3,069
Additional paid-in capital(2)(3)(5)	3,284,347	4,279,957
Employee stock trust	(35,094)	(35,094)
Deferred compensation employee stock trust	35,094	35,094
Retained earnings(2)(6)	1,155,660	1,141,169
Accumulated other comprehensive loss, net	(2,784)	(2,784)

Total stockholders’ equity	4,454,477	5,437,537

Total capitalization	$7,427,869	$7,318,429

(1)	Includes payment of the cash portion of the offer consideration and other transaction related costs.
(2)

Effective April 1, 2009, in accordance with FSP APB 14-1, Legg Mason is required to retroactively accrete the carrying value to the principal amount at maturity using the effective interest rate for nonconvertible debt at the original issuance date of 6.5% (over its expected life of 7 years); the face rate is 2.5%. Upon adoption of FSP APB 14-1, the original maturity amount of $1,250,000, would be $1,016,798, reflecting an unamortized discount of $233,202. In addition, retained earnings would decrease $24,035 to reflect the cumulative impact of recognizing imputed interest expense, net of tax, and additional paid-in capital would increase $168,183. FSP APB 14-1 is not reflected in the table above.

(3)	Assumes that 21,850,000 Corporate Units are tendered for exchange pursuant to the exchange offer. As of March 31, 2009, there were 23,000,000 Corporate Units outstanding and 141,853,025 shares of common stock issued and outstanding. If 21,850,000 Corporate Units are validly tendered and accepted for exchange in accordance with this exchange offer, there would be an aggregate of approximately 161,258,010 shares of common stock outstanding.

(4)	Shares outstanding does not include (i) any shares of our common stock reserved for issuance pursuant to the purchase contracts that are a component of the Equity Units, (ii) 14.20 million shares of our common stock reserved for issuance upon the conversion of our 2.5% Convertible Senior Notes due 2015, (iii) 5.42 million shares of our common stock reserved for issuance upon the exercise of outstanding options to acquire shares of our common stock, or (iv) 10.9 million shares of our common stock reserved for issuance for future grants pursuant to our benefit plans.

(5)	Includes premium allocation of approximately $90 million based on the relative fair values of the Equity Unit components.

(6)	Includes the estimated one-time loss on the debt exchange of $23.4 million ($14.5 million, net of taxes).

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial and operating data for the dates and periods indicated are derived from and should be read in conjunction with our audited consolidated financial statements and the related notes and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the dates and periods incorporated by reference in this prospectus. Our results for any of these periods are not necessarily indicative of the results to be expected for the year ended March 31, 2010 or for any other future period.

(Dollars in thousands, except per share amounts or unless otherwise noted)

	Years Ended March 31,
	2009	2008	2007	2006	2005
OPERATING RESULTS(1)(2)
Operating revenues	$3,357,367	$4,634,086	$4,343,675	$2,645,212	$1,570,700
Operating expenses, excluding impairment	2,718,577	3,432,910	3,315,377	1,965,482	1,081,583
Impairment of goodwill and intangible assets	1,307,970	151,000	—	—	—
Operating income (loss)	(669,180)	1,050,176	1,028,298	679,730	489,117
Other income (expense)	(203,441)	971	15,556	35,732	(18,359)
Fund support	(2,283,236)	(607,276)	—	—	—
Income (loss) from continuing operations before income tax provision (benefit) and minority interests	(3,155,857)	443,871	1,043,854	715,462	470,758
Income tax provision (benefit)	(1,210,853)	175,995	397,612	275,595	175,334
Income (loss) from continuing operations before minority interests	(1,945,004)	267,876	646,242	439,867	295,424
Minority interests, net of tax	(2,924)	(266)	4	(6,160)	—
Income (loss) from continuing operations	(1,947,928)	267,610	646,246	433,707	295,424
Income from discontinued operations, net of tax	—	—	—	66,421	113,007
Gain on sale of discontinued operations, net of tax	—	—	572	644,040	—
Net income (loss)	$(1,947,928)	$267,610	$646,818	$1,144,168	$408,431
PER SHARE
Net income (loss) per share:
Basic
Income (loss) from continuing operations	$(13.85)	$1.88	$4.58	$3.60	$2.86
Income from discontinued operations	—	—	—	0.55	1.09
Gain on sale of discontinued operations	—	—	—	5.35	—
	$(13.85)	$1.88	$4.58	$9.50	$3.95
Diluted
Income (loss) from continuing operations	$(13.85)	$1.86	$4.48	$3.35	$2.56
Income from discontinued operations	—	—	—	0.51	0.97
Gain on sale of discontinued operations	—	—	—	4.94	—
	$(13.85)	$1.86	$4.48	$8.80	$3.53
Weighted average shares outstanding:
Basic	140,669	142,018	141,112	120,396	103,428
Diluted(3)	140,669	143,976	144,386	130,279	117,074
Dividends declared	$.960	$.960	$.810	$.690	$.550
BALANCE SHEET
Total assets	$9,321,354	$11,830,352	$9,604,488	$9,302,490	$8,219,472
Long-term debt	2,973,392	2,257,773	1,112,624	1,202,960	811,164
Total stockholders’ equity	4,454,477	6,620,503	6,541,490	5,850,116	2,293,146
FINANCIAL RATIOS AND OTHER DATA
Cash income (loss) from continuing operations per diluted share (non-GAAP)(4)	$(15.74)	$2.86	$5.86	$4.10	$3.17
Profit margin:(5)
Pre-tax	(94.0)%	9.6%	24.0%	27.0%	30.0%
After-tax	(58.0)%	5.8%	14.9%	16.6%	18.8%
Total debt to total capital(6)	42.0%	29.4%	14.5%	18.0%	26.1%
Assets under management (in millions)	$632,404	$950,122	$968,510	$867,550	$374,529
Full-time employees	3,890	4,220	4,030	3,820	5,580

(1)	Reflects results of Citigroup’s asset management business and Permal Group Ltd since acquisition in fiscal 2006 and discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.

(2)	In accordance with the adoption of Financial Accounting Standards Board Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”), effective April 1, 2009, Legg Mason is required to retroactively recognize imputed interest expense on its convertible debt from the date of original issuance in January 2008. Legg Mason intends to file its revised financial statements for fiscal years 2009 and prior shortly after the filing of its Form 10-Q for the June 30, 2009 quarter in early August 2009.

(3)	Basic shares and diluted shares are the same for periods with a net loss.

(4)	Cash income (loss) from continuing operations is a non-GAAP performance measure we define as income from continuing operations, plus amortization and deferred taxes related to intangible assets and goodwill less deferred income taxes on goodwill and indefinite-life intangible asset impairments. See Supplemental Non-GAAP Information in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations on our Annual Report on Form 10-K for fiscal 2009.

(5)	Calculated based on income from continuing operations before minority interests.

(6)	Calculated based on total debt as a percentage of total capital (total stockholders’ equity plus total debt) as of March 31.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “LM.” The following table sets forth the high and low sales prices, as reported on the New York Stock Exchange and adjusted for historical stock dividends, and dividends declared per share of our common stock. As of July 13, there were 142,457,806 shares of our common stock outstanding.

	Common Stock		Cash Dividends Declared
	High	Low
Fiscal Year Ended March 31, 2008:
First Quarter	$106.36	$92.82	$0.24
Second Quarter	103.09	76.80	0.24
Third Quarter	88.20	68.35	0.24
Fourth Quarter	75.32	51.51	0.24
Fiscal Year Ended March 31, 2009:
First Quarter	$65.50	$43.37	$0.24
Second Quarter	47.82	26.56	0.24
Third Quarter	38.74	11.09	0.24
Fourth Quarter	25.53	10.37	0.24
Fiscal Year Ending March 31, 2010:
First Quarter	$26.74	$15.53	$0.03
Second Quarter (through July 14, 2009)	$24.83	$22.06	N/A

Stockholders

On July 14, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $24.10. As of July 13, 2009, there were approximately 1,717 holders of record of our common stock.

Dividend Policy

Our board of directors currently intends to continue to pay regular quarterly cash dividends. However, the declaration of dividends is subject to the discretion of our board of directors. In determining whether to declare dividends, or how much to declare in dividends, our board will consider factors it deems relevant, which may include our results of operations and financial condition, our financial requirements, general business conditions and the availability of funds from our subsidiaries, including restrictions on the ability of our subsidiaries to provide funds to us. On May 4, 2009, our board of directors declared a regular, quarterly dividend of $0.03 per share, significantly reducing the regular, quarterly dividend paid on shares of our common stock in order to improve our flexibility to respond to cash needs and business opportunities requiring cash outflows.

DESCRIPTION OF THE OFFER

No Recommendation

NONE OF LEGG MASON OR ITS BOARD OF DIRECTORS, THE DEALER MANAGERS OR THE INFORMATION AND EXCHANGE AGENT MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER ANY CORPORATE UNITS OR REFRAIN FROM TENDERING CORPORATE UNITS IN THE EXCHANGE OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER CORPORATE UNITS IN THE EXCHANGE OFFER AND, IF SO, THE NUMBER OF CORPORATE UNITS TO TENDER. PARTICIPATION IN THE EXCHANGE OFFER IS VOLUNTARY, AND YOU SHOULD CAREFULLY CONSIDER WHETHER TO PARTICIPATE. BEFORE YOU MAKE YOUR DECISION, WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE INFORMATION SET FORTH IN THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS” AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN. WE ALSO URGE YOU TO CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS IN MAKING YOUR OWN DECISIONS ON WHAT ACTION, IF ANY, TO TAKE IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.

Terms of the Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, we are offering to exchange up to 21,850,000 of the Corporate Units for shares of our common stock and cash. Corporate Units that are validly tendered, not validly withdrawn and accepted in the offer will be retired and cancelled upon exchange. In addition, Corporate Units that are validly tendered and not validly withdrawn will be subject to proration as described in this prospectus if (a) more than 21,850,000 Corporate Units are tendered or (b) we conclude based on discussions with the New York Stock Exchange that acceptance of the tendered Corporate Units in the offer is likely to result in de-listing of the Corporate Units from the New York Stock Exchange.

Fractional shares will not be issued in the offer. If, under the terms of the offer, a tendering holder is entitled to receive an amount of common stock that is not a whole share, we will round downward such fractional share to a whole share. This rounded amount will be the number of shares of common stock such tendering holder will receive, and such tendering holder will receive an amount of cash in lieu of any fractional shares equal to the fraction of a share multiplied by the closing price per share of our common stock on the last business day immediately preceding the expiration date of the offer.

Legg Mason is only offering to exchange Corporate Units. It is not offering to exchange Treasury Units. If you hold Treasury Units and you desire to participate in the offer, you may recreate Corporate Units, as applicable, from your Treasury Units, and then tender the recreated Corporate Units. You may contact the information and exchange agent at the telephone number and address set forth on the back cover of this prospectus for more information on how to recreate Corporate Units from Treasury Units in order to participate in the offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Corporate Units that are not exchanged in the exchange offer will remain outstanding and the terms of your Corporate Units that remain outstanding after the consummation of the offer will not change as a result of the offer. Holders of Corporate Units do not have any appraisal or dissenters rights in connection with the exchange offer.

Accrued and Unpaid Interest and Contract Adjustment Payments

The cash component of the offer consideration will be $6.25 per Corporate Unit. We will not make a separate payment for accrued and unpaid contract adjustment payments or accrued and unpaid interest payments.

Expiration Date

For purposes of the offer, the term “expiration date” means 12:01 a.m., New York City time, on August 12, 2009, subject to our right to extend that time and date with respect to the offer in our absolute discretion, in which case the expiration date means the latest time and date to which the offer is extended.

Extension, Termination or Amendment

Subject to the applicable regulations of the SEC, Legg Mason expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether any events preventing satisfaction of the conditions to the offer shall have occurred or shall have been determined by Legg Mason to have occurred, to extend the period during which the offer is open by giving oral (to be confirmed in writing) or written notice of such extension to the information and exchange agent and by making public disclosure by press release or other appropriate means of such extension to the extent required by law. During any extension of the offer, all Corporate Units previously tendered and not withdrawn will remain subject to the offer and may, subject to the terms and conditions of the offer, be accepted for exchange by Legg Mason. See also “—Announcements.”

Legg Mason has the right to terminate or withdraw, in its sole discretion, the offer at any time and for any reason if the conditions to the offer are not met on or after the expiration date. In any such event, the Corporate Units previously tendered pursuant to the offer will be promptly returned to the tendering holders.

Legg Mason reserves the right, subject to applicable law, to (i) waive any and all of the conditions to the offer on or prior to the expiration date and (ii) amend the terms of the offer. Any waiver, amendment or modification of the offer will apply to all Corporate Units tendered pursuant to the offer. If Legg Mason makes a change that Legg Mason determines to be material in any of the terms of the offer or waives a condition of the offer that Legg Mason determines to be material, Legg Mason will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the information and exchange agent and will disseminate additional exchange offer documents and extend the offer and withdrawal rights as Legg Mason determines necessary and to the extent required by law. Any extension, amendment, waiver or decrease or change will not result in the reinstatement of any withdrawal rights if those rights had previously expired, except to the extent required by law.

There can be no assurance that Legg Mason will exercise its right to extend, terminate or amend the offer. In addition, under certain circumstances, Legg Mason may, in accordance with applicable law, waive conditions without extending the offer.

Announcements

Any extension, termination or amendment of the offer will be followed promptly by announcement thereof, such announcement in the case of an extension of the offer to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to an appropriate news agency or another means of announcement that we deem appropriate.

Proration and Priority of Exchanges

Upon the terms and subject to the conditions of the offer, if 21,850,000 or fewer Corporate Units are validly tendered and not validly withdrawn on or prior to the expiration date, we will accept for exchange all validly tendered Corporate Units if, and only if, the acceptance of such tendered Corporate Units would not result in the de-listing of the Corporate Units from the New York Stock Exchange.

Proration

Upon the terms and subject to the conditions of the offer, if more than 21,850,000 Corporate Units are validly tendered and not validly withdrawn on or prior to the expiration date, we will accept Corporate Units from all holders who validly tender Corporate Units on a pro rata basis with appropriate adjustment to avoid fractional units. In addition, if we conclude based on discussions with the New York Stock Exchange that acceptance of the tendered Corporate Units in the offer is likely to result in de-listing of the Corporate Units, we will accept a pro rata number of the Corporate Units tendered in the offer to ensure that the Corporate Units continue to be listed on the New York Stock Exchange after the consummation of the offer.

If, for any reason, proration of tendered Corporate Units is required, we will determine the final proration factor promptly after the expiration date of the offer. Proration for each holder validly tendering Corporate Units will be based on the ratio of the number of Corporate Units validly tendered by the holder to the total number of Corporate Units validly tendered by all holders. This ratio will be applied to holders tendering Corporate Units to determine the number of Corporate Units, rounded up or down as nearly as practicable to the nearest whole unit, that will be purchased from each holder pursuant to the offer. Any Corporate Units tendered but not accepted because of proration will be returned to you. We will announce this proration percentage, if it is necessary, promptly after the expiration date.

Because of the potential difficulty in determining the number of Corporate Units validly tendered and not withdrawn, we do not expect that we will be able to announce the final proration percentage until three to five business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Holders may obtain preliminary proration information from the information and exchange agent, and may be able to obtain this information from their brokers. In the event of proration, we anticipate that we will commence exchange of the tendered Corporate Units promptly after the expiration date, but no later than five business days after the expiration date.

Priority of Exchanges

As described under the heading “Material U.S. Federal Income Tax Considerations,” you may be required to recognize taxable gain if you participate in the offer. If you are required to recognize taxable gain, the adjusted basis, if any, you have in the senior note that is part of each Corporate Unit will affect the U.S. federal income tax consequences of the exchange to you. If any of your senior notes or purchase contracts has an adjusted basis that is different from any of your other senior notes or purchase contracts and we prorate the tendered Corporate Units, you may wish to designate which of the Corporate Units are to be purchased in the offer. The letter of transmittal provides you the opportunity to designate the order of priority in which Corporate Units are to be purchased if we prorate the tendered Corporate Units.

Acceptance of Corporate Units for Exchange and Delivery of Offer Consideration

If the conditions to the offer are satisfied, or if we waive all of the conditions that have not been satisfied, we will accept tendered Corporate Units at the expiration date and after we receive validly completed and duly executed letters of transmittal or agent’s messages (as defined in “—Procedures for Tendering Corporate Units—Tendering of Corporate Units Through DTC” below) with respect to any and all of the Corporate Units validly tendered and not withdrawn for exchange at such time, by notifying the information and exchange agent of our acceptance. The notice may be oral if we promptly confirm it in writing.

We expressly reserve the right, in our sole discretion, to delay acceptance for exchange of Corporate Units validly tendered and not withdrawn under the offer (subject to Rule 14e-1(c) under the Exchange Act, which requires that we issue the offered consideration or return the Corporate Units deposited thereunder promptly after termination or withdrawal of the offer), or to terminate the offer and not accept for exchange any Corporate Units not previously accepted, (i) if any of the conditions to the offer shall not have been satisfied or validly waived by us, (ii) in order to comply in whole or in part with any applicable law, or (iii) for administrative purposes, as such may be required by difficulties in determining the final proration percentage. In all cases, the offer consideration for Corporate Units validly tendered and not withdrawn pursuant to the offer will be paid only on the settlement date and after timely receipt by the information and exchange agent of (1) certificates representing the Corporate Units, or timely confirmation of a book-entry transfer (a “book-entry confirmation”) of the Corporate Units into the information and exchange agent’s account at the Depositary Trust Company (“DTC”), (2) the properly completed and duly executed letter of transmittal (or a facsimile thereof) or an agent’s message in lieu thereof and (3) any other documents required by the letter of transmittal.

For purposes of the offer, we will be deemed to have accepted for exchange validly tendered (and not validly withdrawn) Corporate Units as provided herein when, and if, we give oral or written notice to the information and exchange agent of our acceptance of the Corporate Units for exchange pursuant to the offer. In all cases, the exchange of Corporate Units pursuant to the offer will be made by deposit of the offer consideration with the information and exchange agent, which will act as your agent for the purposes of receiving the offer consideration from us, and delivering the offer consideration to you. On and after the settlement date, the tendering holders whose Corporate Units have been exchanged by us will cease to be entitled to receive interest and contract adjustment payments on such Corporate Units. Such tendering holders will receive the applicable consideration for the Corporate Units accepted for exchange. Also, promptly after the settlement date, the information and exchange agent will return to any holder of Corporate Units who partially tendered a physical Corporate Unit a certificate for the portion of the Corporate Unit that was not tendered. The information and exchange agent will mail all such non-tendered Corporate Units and checks by first-class mail unless such Corporate Units and/or checks represent more than $250,000, in which case they will be mailed by registered mail and, in the case of returned Corporate Units, insured separately for their replacement value.

If, for any reason whatsoever, acceptance for exchange of any Corporate Units validly tendered and not withdrawn pursuant to the offer is delayed (whether before or after our acceptance for exchange of the Corporate Units) or we extend the offer or are unable to accept for exchange the Corporate Units validly tendered and not withdrawn pursuant to the offer, then, without prejudice to our rights set forth herein, we may instruct the information and exchange agent to retain validly tendered Corporate Units and those Corporate Units may not be withdrawn, subject to the circumstances described in “—Withdrawal of Tenders” below.

We will pay or cause to be paid all transfer taxes with respect to the acceptance of any Corporate Units unless the box titled “Special Payment or Issuance Instructions” or the box titled “Special Delivery Instructions” on the letter of transmittal has been completed, as described in the instructions thereto.

Under no circumstances will any interest be payable because of any delay in the transmission of funds to you with respect to accepted Corporate Units.

Any tendered Corporate Units that are not accepted for exchange by us, including due to the proration provisions, will be returned without expense to their tendering holder. In the case of Corporate Units tendered by book-entry transfer to the information and exchange agent’s account at DTC according to the procedures described in this prospectus, Corporate Units not accepted by us for exchange will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the offer.

We will pay all fees and expenses of the information and exchange agent in connection with the offer. See “Dealer Managers and Information and Exchange Agent.”

Market and Trading Information

The Corporate Units are listed on the New York Stock Exchange under the symbol “LMI.” The following table sets forth, for the period indicated, the reported high and low closing prices in U.S. dollars for the Corporate Units.

	Price Per Corporate Unit
Quarter Ended	High	Low
Fiscal Year Ended March 31, 2009
First Quarter	$49.81	$41.60
Second Quarter	$44.60	$24.47
Third Quarter	$34.01	$12.10
Fourth Quarter	$25.75	$14.11
Fiscal Year Ended March 31, 2010
First Quarter	$26.91	$17.75
Second Quarter (through July 14, 2009)	$26.06	$23.77

The Corporate Units started trading on May 8, 2008. The last reported sales price of the Corporate Units on the New York Stock Exchange on July 14, 2009 was $25.53. Legg Mason urges you to obtain current market price information for the Corporate Units before deciding whether to participate in the offer.

As of July 13, 2009, there were 23,000,000 Corporate Units outstanding.

Procedures for Tendering Corporate Units

General

In order to participate in the offer, you must validly tender your Corporate Units to the information and exchange agent as described below. We have the right to waive any defects related to the tenders. However, we are not required to waive defects and are not required to notify you of defects in your tender.

Tendering of Corporate Units Through DTC

Corporate Units in book-entry form must be tendered through DTC. DTC participants must electronically transmit their acceptance of the offer through DTC’s Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the offer and send an agent’s message to the information and exchange agent for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the information and exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from you that you have received this prospectus and accompanying letter of transmittal and agree to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against you.

Tendering of Corporate Units Held in Physical Form

We believe that all of the Corporate Units are held in book-entry form only at DTC. If you hold Corporate Units in physical, certificated form, you will need to deposit such Corporate Units into DTC in order to participate in the offer. If you need assistance doing so, please contact the information and exchange agent whose address and telephone numbers are located on the back cover page of this prospectus.

Effect of Letter of Transmittal

Subject to and effective upon the acceptance for exchange of Corporate Units tendered thereby, by executing and delivering a letter of transmittal, or being deemed to have done so as part of your electronic submission of your tender through DTC, you (i) irrevocably tender, sell, assign and transfer to or upon our order all right, title and interest in and to all the Corporate Units tendered thereby and (ii) irrevocably appoint the information and exchange agent as your true and lawful agent and attorney-in-fact (with full knowledge that the information and exchange agent also acts as our agent with respect to the tendered Corporate Units), with full power coupled with an interest, to:

•

deliver certificates representing the Corporate Units, or transfer ownership of the Corporate Units on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon our order;

•	present the Corporate Units for transfer on the relevant security register; and

•	receive all benefits or otherwise exercise all rights of beneficial ownership of the Corporate Units, all in accordance with the terms of the offer.

Guaranteed Delivery

If a registered holder of Corporate Units desires to tender any Corporate Units and the Corporate Units are not immediately available, or time will not permit the holder’s Corporate Units or other required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•

before the expiration date, the information and exchange agent receives from the eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us. The notice of guaranteed delivery must state the name and address of the holder of the Corporate Units and the number of the Corporate Units tendered, that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, a book-entry confirmation or the certificates for all physically tendered Corporate Units, in proper form for transfer, and all other documents required by the letter of transmittal will be deposited by the eligible institution with the information and exchange agent; and

•

a book-entry confirmation or the certificates for all physically tendered Corporate Units, in proper form for transfer, and all other documents required by the letter of transmittal are received by the information and exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered Corporate Units pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any Corporate Units determined by us not to be in proper form, or if the acceptance of, or exchange of, such Corporate Units may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any conditions to the offer that we are legally permitted to waive.

Your tender will not be deemed to have been validly made until all defects or irregularities in your tender have been cured or waived. None of us, the information and exchange agent and any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any Corporate Units or will incur any liability for failure to give any such notification. Please send all materials to the information and exchange agent and not to us.

Withdrawal of Tenders

You may validly withdraw Corporate Units that you tender at any time prior to the expiration date of the offer, which is 12:01 a.m., New York City time, on August 12, 2009, unless extended by us. In addition, if not previously returned, you may withdraw any Corporate Units that you tender that are not accepted by us for exchange after the expiration of 40 business days from the commencement of the offer. You may also validly withdraw Corporate Units that you tender if the offer is terminated without any Corporate Units being accepted or as required by applicable law. If such a termination occurs, the Corporate Units will be returned to the tendering holder promptly.

A holder who validly withdraws previously tendered Corporate Units prior to the expiration date and does not validly re-tender Corporate Units prior to the expiration date will not receive the offer consideration. A holder of Corporate Units who validly withdraws previously tendered Corporate Units prior to the expiration date and validly re-tenders Corporate Units prior to the expiration date will receive the offer consideration.

If you have tendered Corporate Units, you may withdraw those Corporate Units by delivering a written notice of withdrawal or a properly transmitted request via DTC, subject to the limitations described herein, prior to the expiration date or, if your Corporate Units are not previously accepted by us for exchange, after the expiration of 40 business days after the commencement of the offer. To be effective, a written or facsimile transmission notice of withdrawal of a tender or a properly transmitted request via DTC must:

•

be received by the information and exchange agent at the address specified on the back cover of this prospectus prior to the expiration date (or, if your Corporate Units are not previously accepted by us for exchange, after the expiration of 40 business days after the commencement of the offer);

•	specify the name of the holder of the Corporate Units to be withdrawn;

•

contain the description of the Corporate Units to be withdrawn, the number of the account at DTC to which the Corporate Units were tendered (or, in the case of Corporate Units tendered in physical form, the certificate numbers shown on the particular certificates representing such Corporate Units) and the number of Corporate Units; and

•

be signed by the holder of the Corporate Units in the same manner as the original signature on the letter of transmittal or be accompanied by documents of transfer sufficient to have the holder register the transfer of the Corporate Units into the name of the person withdrawing the Corporate Units.

If the Corporate Units to be withdrawn have been delivered or otherwise identified to the information and exchange agent, a signed notice of withdrawal is effective immediately upon receipt by the information and exchange agent of written or facsimile transmission of the notice of withdrawal (or receipt of a request via DTC) even if physical release is not yet effected. A withdrawal of Corporate Units can only be accomplished in accordance with the foregoing procedures.

We will have the right, which may be waived, to reject the defective withdrawal of Corporate Units as invalid and ineffective. If we waive our rights to reject a defective withdrawal of Corporate Units, subject to the other terms and conditions set forth in this prospectus and accompanying letter of transmittal, your Corporate Units will be withdrawn and you will not be entitled to the offer consideration.

If you withdraw Corporate Units, you will have the right to re-tender them prior to the expiration date in accordance with the procedures described above for tendering outstanding Corporate Units. If we amend or modify the terms of the offer or the information concerning the offer in a manner determined by us to constitute a material change to the offer, we will disseminate additional offer materials and if, at the time notice of any such amendment or modification is first published, sent or given to holders of Corporate Units, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the offer will be extended until no sooner than the expiration of such ten business day period. An extension of the expiration date will not affect a holder’s withdrawal rights, unless otherwise provided or as required by applicable law.

Source and Amount of Funds

Assuming 21,850,000 Corporate Units are validly tendered and accepted for exchange, we will need approximately $136.6 million in cash to fund the cash portion of the offer consideration. We will use cash on hand to make these payments. There are no alternative financing arrangements for the exchange offer. The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares of common stock.

Conditions to the Offer

Notwithstanding any other provisions of the exchange offer to the contrary, the exchange offer is subject to the following condition that we may not waive: the registration statement of which this prospectus forms a part shall have become effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

In addition, we will not be required to accept for exchange, or to exchange, Corporate Units validly tendered (and not validly withdrawn) pursuant to the offer, and may terminate, amend or extend the offer or delay or refrain from accepting for exchange, or exchanging, the Corporate Units or transferring the offer consideration to the holders, if, in our reasonable judgment, any of the following shall have occurred and be continuing on or after the date of this prospectus and before the expiration date:

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there shall have been instituted or threatened or be pending any action, proceeding or investigation (whether formal or informal), or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending, before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer that, in our reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay consummation of the exchange offer, or (c) would materially impair the contemplated benefits of the offer to us or be material to holders in deciding whether to accept the offer;

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an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, either (a) would or might prohibit, prevent, restrict or delay consummation of the offer or (b) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects;

•

there shall have occurred or be likely to occur any event or condition affecting our or our affiliates’ business or financial affairs or our subsidiaries that, in our reasonable judgment, would or might result in any of the consequences referred to in the first bulleted item of this section or that would or might prohibit, prevent, restrict or delay consummation of the offer or make it inadvisable to consummate the offer, including based on our pro forma capital structure;

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the trustee for the senior notes or the contract agent or collateral agent for the purchase contracts (or persons performing similar functions) shall have objected in any respect to or taken action that could, in our reasonable judgment, adversely affect the consummation of the offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the offer or the acceptance of, or payment for, the Corporate Units pursuant to the offer;

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there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (e) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof; or

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we shall have concluded based on discussions with the New York Stock Exchange that the Corporate Units are likely to be de-listed as a result of our acceptance of all Corporate Units validly tendered in the offer.

The New York Stock Exchange will consider de-listing the outstanding Corporate Units if, following the exchange, the number of publicly-held Corporate Units is less than 100,000, the number of holders of Corporate Units is less than 100, the aggregate market value of the Corporate Units is less than $1 million or for any other reason based on the suitability for the continued listing of the Corporate Units in light of all pertinent facts as determined by the New York Stock Exchange. In the event that a significant number of holders tender their Corporate Units or a significant number of the Corporate Units are tendered in the offer such that we conclude based on discussions with the New York Stock Exchange that acceptance of the tendered Corporate Units in the offer is likely to result in de-listing, we may accept a pro rata number of the Corporate Units tendered in order to ensure that the Corporate Units continue to be listed on the New York Stock Exchange. Therefore, while we are making the offer for up to 21,850,000 Corporate Units, we may not accept 21,850,000 Corporate Units if doing so may result in the de-listing of the Corporate Units. If the Corporate Units are likely to be de-listed, we are required to prorate the offer to ensure that the Corporate Units remain listed on the New York Stock Exchange. If we decide to prorate the offer such that we will only accept an aggregate number of Corporate Units that is lower than the 21,850,000 Corporate Units that we are currently seeking to exchange, we will extend the exchange offer for a period of ten business days and provide holders with notice of such extension as described below under “—Extension, Termination or Amendment.”

In addition, our obligation to issue the common stock and pay the cash portion of the offer consideration is conditioned upon our acceptance of Corporate Units pursuant to the offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any Corporate Units not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive any of the conditions of the exchange offer, in whole or in part, except as to the requirement that the registration statement be declared effective by the SEC, which condition we will not waive. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the information and exchange agent as promptly as practicable, followed by a timely press release.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. The exchange offer is not conditioned upon any minimum number of Corporate Units being tendered for exchange.

We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the offer. We will give holders of Corporate Units notice of such amendments as may be required by applicable law.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

Legal and Other Limitations.    This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy or sell Corporate Units or common stock in any jurisdiction in which the offer is not permitted. Legg Mason is not aware of any jurisdiction where the making of the offer or its acceptance would not be legal. If Legg Mason learns of any jurisdiction where making the offer or its acceptance would not be permitted, Legg Mason intends to make a good-faith effort to comply with the relevant law in order to enable the offer and acceptance to be permitted. If, after such good-faith effort, Legg Mason cannot comply with such law, Legg Mason will determine whether the offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of Corporate Units residing in the jurisdiction.

Certain Matters Relating to Non-U.S. Jurisdictions.    Although Legg Mason has mailed this document to its Corporate Unit holders to the extent required by U.S. law, including to Corporate Unit holders located outside the United States, this document is not an offer to sell or exchange and it is not a solicitation of an offer to buy or sell any Corporate Units or common stock in any jurisdiction in which the offer is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of an offer made to the general public. Legg Mason has not taken any action to facilitate a public offer to exchange the Corporate Units outside the United States. Therefore, the ability of any non-U.S. person to tender Corporate Units in the offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the offer without the need for Legg Mason to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. holders of Corporate Units should consult their advisors in considering whether they may participate in the offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Corporate Units that may apply in their home countries. None of Legg Mason, the dealer managers or the information and exchange agent can provide any assurance about whether such limitations may exist.

Additional Information

Pursuant to Exchange Act Rule 13e-4, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information with respect to the exchange offer. We will file an amendment to the Schedule TO to report any material changes in the terms of the exchange offer and to report the final results of the exchange offer as required by Exchange Act Rule 13e-4(c)(3) and 13e-4(c)(4), respectively. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Available Information” and “Documents Incorporated by Reference.”

COMPARISON OF RIGHTS OF HOLDERS OF CORPORATE UNITS

AND HOLDERS OF LEGG MASON COMMON STOCK

The following is a description of the material differences between the rights of holders of Corporate Units and holders of common stock. This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the documents incorporated by reference, for a more complete understanding of the differences between being a holder of Corporate Units and a holder of shares of Legg Mason common stock.

Ranking

Corporate Units: The senior notes are unsecured, senior obligations of Legg Mason. The payment of the principal of, and interest on, the senior notes ranks equally in right of payment with our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness. The senior notes are effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness. Additionally, the notes are effectively subordinated to all existing and future indebtedness of our subsidiaries.

The obligations with respect to the contract adjustment payments are subordinated and junior in right of payment to our senior indebtedness. “Senior indebtedness” with respect to the contract adjustment payments means indebtedness of any kind, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity in right of payment with or subordinate in right of payment to the contract adjustment payments.

Common Stock: The common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all indebtedness and any preferred stock we may issue.

Dividends/Distributions

Corporate Units: Holders of Corporate Units are entitled to receive quarterly cash distributions consisting of their pro rata share of interest payments on the senior notes attributable to the undivided beneficial ownership interest in the senior notes, equivalent to the rate of 5.6% per year. The interest rate of the senior notes may be reset in connection with a remarketing, as described below. The reset rate may be higher or lower than the initial interest rate of the notes depending on the results of the remarketing and market conditions at that time. Holders of Corporate Units also have the option to convert their Corporate Units to Treasury Units by substituting, for the related undivided beneficial ownership interest in senior notes held by the collateral agent, a beneficial ownership interest in a zero-coupon U.S. Treasury security with a principal amount at maturity of $1,000 that matures on June 30, 2011 or earlier (a “U.S. Treasury security”) with a total principal amount at maturity equal to the aggregate principal amount of the senior notes underlying the undivided beneficial ownership interests in senior notes for which substitution is being made. For holders of Corporate Units who have converted their Corporate Units to Treasury Units, there will be no distributions in respect of the U.S. Treasury securities that are a component of the Treasury Units, but the holders of the Treasury Units are entitled to continue to receive the scheduled quarterly interest payments on the senior notes that were released to them when the Treasury Units were created for as long as they hold the notes.

Holders of Corporate Units are also entitled to receive quarterly contract adjustment payments from Legg Mason at the rate of 1.40% per year on the stated amount of $50.00 per Corporate Unit.

We may, at our option and upon prior written notice to the holders of the Corporate Units and the purchase contract agent, defer the payment of contract adjustment payments on the related purchase contracts forming a part of the Corporate Units to any subsequent payment date until no later than the purchase contract settlement date.

In addition, holders of Corporate Units may be entitled to receive certain remarketing proceeds in the future. Under the terms of the Corporate Units, remarketing of the senior note that is a component of each Corporate Unit is expected to be attempted during the period beginning on December 27, 2010 and ending on June 17, 2011, and if the remarketing is unsuccessful, the period beginning on, and including, the fifth business day, and ending on, and including, the third business day immediately preceding June 30, 2011; provided, however, that in no event will the remarketing period extend beyond the third scheduled trading day prior to the purchase contract settlement date, as specified by Legg Mason and notified to the holders of the Corporate Units.

With respect to the remarketing, we will enter into a remarketing agreement with a nationally recognized investment banking firm, pursuant to which that firm will agree, as remarketing agent, to use reasonable best efforts to obtain a price for the senior notes to be remarketed that results in net cash proceeds equal to approximately 100% of the $1,000 principal amount of such notes (such principal amount, the “remarketing value”) plus the applicable remarketing fee. To obtain that price, the remarketing agent may reset the interest rate on the senior notes. In connection with a successful remarketing, we may also elect, in our sole discretion, to change the stated maturity of the senior notes to any date later than December 30, 2012 and earlier than June 30, 2021, provided that there will be at least two years between the reset effective date and the earlier maturity date. If, and only if, the senior notes are successfully remarketed, such proceeds, less the remarketing fee, will be paid in direct settlement of the obligations of the holders of Corporate Units to purchase our common stock. The remarketing agent will remit the remaining portion of the proceeds, if any, associated with the senior notes that had been part of Corporate Units immediately prior to the remarketing for payment to the holders of the Corporate Units participating in the remarketing.

If the senior notes have not been successfully remarketed prior to the purchase contract settlement date, the holders of the senior notes that do not underlie Corporate Units will have the right to put their senior notes to us on the date provided in the remarketing notice. The proceeds of the put will be applied to satisfy the obligations of the holders of the Corporate Units under the related purchase contracts.

Common Stock: Holders of common stock are entitled to dividends as may be declared from time to time by the board of directors from funds available therefor.

Listing

Corporate Units: The Corporate Units are currently listed on the New York Stock Exchange under the symbol “LMI.”

Common Stock: Legg Mason common stock is listed on the New York Stock Exchange under the symbol “LM.”

Voting Rights

Corporate Units: Holders of the Corporate Units have no voting or other rights in respect of the common stock underlying the purchase contracts.

Common Stock: Each share of Legg Mason common stock entitles the holder thereof to one vote on all matters, including the election of directors, and, subject to our existing preferred stock and except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any other series of preferred stock it may issue, the holders of the shares of common stock will possess all voting power.

Exchange

Corporate Units: Each purchase contract that is part of a Corporate Unit obliges its holder to purchase for $50.00 in cash, and Legg Mason to sell, on June 30, 2011 or upon early settlement, a number of shares of Legg Mason common stock equal to the settlement rate. The settlement rate, which is subject to anti-dilution adjustments, would be calculated as follows:

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if the adjusted applicable market value of our common stock is equal to or greater than $67.56, which we refer to as the threshold appreciation price, the settlement rate will be 0.7401 or more of a share of our common stock (which in no event will be more than 0.8881 of a share), as adjusted for anti-dilution events, with the actual number of shares issuable being determined based on the formula described herein;

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if the adjusted applicable market value of our common stock is less than the threshold appreciation price of $67.56 but greater than $56.30, which we refer to as the reference price, the settlement rate will be a number of shares of our common stock equal to $50.00 divided by the applicable market value; and

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if the adjusted applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be 0.8881 of a share of our common stock, as adjusted for anti-dilution events.

The “adjusted applicable market value” means the product of the applicable market value and the anti-dilution factor in effect on the relevant purchase contract settlement date; provided, however, that if an adjustment to the anti-dilution factor is required to be made pursuant to the occurrence of certain events during the period taken into consideration for determining the applicable market value, appropriate and customary adjustments shall be made to the anti-dilution factor. The “applicable market value” means the average of the closing prices per share of our common stock over the 20 consecutive trading day period ending on the third trading day immediately preceding the purchase contract settlement date. The “anti-dilution factor” is a cumulative factor that reflects the aggregate adjustments, if any, made to the low and minimum settlement rates. The anti-dilution factor is currently equal to one and shall be subject to adjustment.

Subject to certain conditions, a holder of Corporate Units may settle the related purchase contracts with separate cash at any time on or prior to the seventh business day immediately preceding the purchase contract settlement date, which settlement may only be made in integral multiples of 20 purchase contracts. Upon such settlement, (1) the settlement rate will be 0.7401 of a share of common stock per Corporate Unit, subject to anti-dilution adjustments, (2) the senior notes underlying such Corporate Units and securing such purchase contracts will be released from the pledge under the purchase contract and pledge agreement, and delivered within three business days following the date of early settlement to the purchase contract agent for delivery to the holder of Corporate Units and (3) the right of the holder of Corporate Units to receive future contract adjustment payments and any accrued and unpaid contract adjustment payments for the period since the most recent quarterly payment will terminate. If the purchase contract is not settled with a separate cash payment, the purchase contract will be settled using the proceeds of the remarketing of the related senior notes or a put of the senior notes to us.

In addition, if a fundamental change occurs (as defined below) prior to the purchase contract settlement date, then each holder of a purchase contract will have the right, on the “fundamental change early settlement date” (which date will be at least 10 days after the date of written notice by us, but which will in no event be later than the fifth business day immediately preceding the purchase contract settlement date), to accelerate and settle such contract early at the “fundamental change early settlement rate” (as defined in the purchase contract and pledge agreement). A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity (other than in connection with a consolidation, merger or other transaction described in clause (2) below, in which case clause (2) shall apply);

(2)	we are involved in a consolidation with or merger into any other person, or any merger of another person into us, or any transaction or series of related transactions (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock), in each case in which 90% or more of our common stock is exchanged for or converted into securities, cash or other property, 10% or more of which consists of securities, cash or other property that is not (or will not be immediately upon the effectiveness of such consolidation, merger or transaction) common stock listed on the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market;

(3)	our common stock ceases to be listed or quoted on the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (other than in connection with a consolidation, merger or other transaction described in clause (2) above, in which case clause (2) shall apply); or

(4)	our shareholders vote for our liquidation, dissolution or termination.

Common Stock: Legg Mason common stock is not convertible into any other security.

Governing Document

Corporate Units: As a holder of Corporate Units, your rights currently are set forth in, and you may enforce your rights under, the purchase contract and pledge agreement relating to the purchase contract and the indenture and supplemental indenture relating to the senior notes.

Common Stock: After completion of the exchange offer, holders of shares of our common stock will have their rights set forth in, and may enforce their rights under, Maryland General Corporation Law and our articles of incorporation and bylaws.

EFFECTS OF THE OFFER ON THE MARKET FOR CORPORATE UNITS;

REGISTRATION UNDER THE EXCHANGE ACT; NEW YORK STOCK EXCHANGE LISTING

Legg Mason’s exchange of Corporate Units pursuant to the offer will reduce the number of Corporate Units that might otherwise be traded publicly and may reduce the number of holders of Corporate Units. The Corporate Units are currently traded on the New York Stock Exchange. There can be no assurance that holders of Corporate Units will be able to find willing buyers for their Corporate Units after completion of the offer.

Although Corporate Units may be held by fewer persons after the completion of the offer, we have structured the offer with the intent of avoiding de-listing of the Corporate Units and do not plan to take any action following the offer to cause the de-listing of the Corporate Units from the New York Stock Exchange or to terminate the registration thereof. See “Description of the Offer—Conditions to the Offer.”

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

The following description sets forth certain general terms of our common stock and preferred stock. The description set forth below is not complete, and is subject to, and qualified in its entirety by reference to, our Articles of Incorporation, as amended, and our By-laws which are incorporated by reference. Articles Supplementary to our Articles of Incorporation, as amended, will be adopted for each particular series of the preferred stock that we may issue, which will be filed with the SEC at or before the issuance of the series of preferred stock.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.10 per share, and 4,000,000 shares of preferred stock, par value $10.00 per share. As of May 22, 2009, we had 142,324,810 shares of common stock and 1 share of preferred stock outstanding.

Common Stock

The holders of the outstanding common stock shall be entitled as a class, share for share, to receive, when and as declared by the board of directors, dividends payable in cash, in property or in shares of preferred or common stock. We may not pay any dividend (other than in shares of our common stock) or make any distributions of assets on shares of our common stock until cumulative dividends on any preferred stock then outstanding have been paid.

The holders of common stock shall be entitled to notice of all meetings of stockholders, shall have one vote per share and shall have exclusive voting rights on all questions requiring a vote of stockholders, except as may be provided in articles supplementary or as required by law. Holders of common stock are not entitled to cumulative voting for the election of directors. This means that holders of more than half of the shares can elect all of the directors and holders of the remaining shares will not be able to elect any directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. Our By-laws provide for a classified board of directors consisting of three classes with staggered three-year terms.

In the event of any dissolution, liquidation or winding up of Legg Mason, the holders of the common stock shall be entitled as a class, share for share, after due payment or provision for payment of the debts and other liabilities of Legg Mason and the payment of the full preferential amounts to which the holders of its preferred stock are entitled, to share ratably in the remaining net assets of Legg Mason. A consolidation or merger of Legg Mason shall not be deemed to be a liquidation, dissolution or winding up.

The common stock may be redeemed in whole or in part at the option of the board of directors, at any time or from time to time, at a price equal to its consolidated book value determined as of the last day of the month in which we give notice of such redemption (“Valuation Date”), determined in accordance with generally accepted accounting principles in the following manner (the “Book Value”):

(i)	No allowance of any kind shall be made for our goodwill or any similar intangible asset;

(ii)	All accounts payable shall be taken at the face amount less discounts deductible therefrom and all accounts receivable shall be taken at the face amount thereof less a reasonable reserve for bad debts;

(iii)	All unpaid and accrued taxes shall be deducted as liabilities;

(iv)	Every membership on a national securities exchange held for our benefit or the benefit of one of our subsidiaries shall be taken at its fair value, which shall be the price contracted for at the last sale of a comparable membership on the Valuation Date, or if there is no sale contracted for on that date, the value shall be the mean between the bid and asked prices on that date. If there is no quotation on the Valuation Date, then the value shall be determined by the quotation (either of a sale or on a bid and asked basis) which occurred before and closest in point of time to the Valuation Date;

(v)	All securities owned by us shall be taken at their fair market value. The word “securities” as used in herein includes any instrument defined as a “security” by the Securities Act;

(vi)	All other assets and liabilities shall be taken as shown on our books; and

(vii)	The excess of the proceeds over the cash surrender value of any policy of insurance on the life of an employee or stockholder, or former employee or stockholder, received by us or one of our subsidiaries because of the death of the insured within six (6) months of the Valuation Date shall be excluded.

Not less than thirty (30) nor more than fifty (50) days prior to the date fixed for redemption, we shall give notice by mail, postage prepaid, to any holders of record of common stock to be redeemed, such notice to be addressed to each such stockholder at his post office address as shown on our stock transfer books.

The amount of the common stock to be redeemed at the option of the board of directors must be approved by a two-thirds ( 2/3) vote of the entire board of directors but need not be ratable or proportionate among the holders of the common stock.

On or after the date fixed for redemption as stated in such notice, each holder of common stock called for redemption shall surrender his certificate evidencing such shares to us at the place designated in such notice and shall thereupon be entitled to receive payment of the redemption price in cash. In case less than all of the shares represented by any such surrendered certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. If such notice of redemption shall have been duly given, and if on the date fixed for redemption funds necessary for the redemption shall be available therefor, then notwithstanding that the certificate evidencing any shares of common stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after such date cease and terminate, except only the right of the holders, subject to applicable law, to receive the redemption price without interest upon surrender of the certificate therefor.

Preferred Stock

Our Articles of Incorporation, as amended, authorize our board of directors to issue up to 4,000,000 shares of preferred stock from time to time in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the board of directors and set forth in articles supplementary filed for record with the State Department of Assessments and Taxation, and as are not contrary to those stated and expressed in these articles of incorporation, or any amendment thereto, including (but without limiting the generality of the foregoing) the following:

(i)	The designation of and number of shares constituting such series;

(ii)	The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or of any other series of capital stock, and whether such dividends shall be cumulative or non-cumulative;

(iii)	Whether the shares of such series shall be subject to redemption by us, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(iv)	The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(v)	Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of our capital stock, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

(vi)	The extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of the directors or otherwise;

(vii)	The restrictions, if any, on the issue or reissue of any additional preferred stock; and

(viii)	The rights of the holders of the shares of such series upon the dissolution or the distribution of our assets.

The preferred stock will be, when issued against payment, fully paid and non-assessable. Holders will have no preemptive rights to subscribe for any additional securities that we may issue. Each series of preferred stock will rank senior to our common stock as to payment of dividends and/or distribution of assets upon liquidation, and senior to any other stock we issue that is expressly made junior to that series of preferred stock. Each convertible or exchangeable series of preferred stock will specify the terms on which share of the series are convertible or exchangeable into common stock, another series of preferred stock or debt securities.

Special Voting Stock

On May 26, 2000, we issued one special voting share of preferred stock in connection with our acquisition of Legg Mason Canada Inc. This special voting share provides the holders of exchangeable shares of our subsidiary, Legg Mason Canada Holdings Ltd., with substantially the same voting rights as the holders of our common stock. The special voting share has a number of votes, which may be cast at a Legg Mason stockholders’ meeting, equal to the number of exchangeable shares outstanding. As of May 22, 2009, there were 1,222,073 exchangeable shares outstanding.

Corporate Governance

Two-Tier Business Combination Provision

Maryland law requires the affirmative vote of at least a majority of all of the outstanding shares entitled to vote to approve a merger, consolidation, share exchange or disposition of all or substantially all of our assets. Our Articles of Incorporation, as amended, require the affirmative vote of not less than 70% of our then outstanding voting shares to approve any “business combination” of us with any “Related Person” unless certain conditions have been met. In addition, the 70% vote must include the affirmative vote of at least 55% of the outstanding shares of voting stock held by stockholders other than the Related Person. Accordingly, the actual vote required to approve the business combination may be greater than the 70%, depending upon the number of shares controlled by the Related Person. A Related Person is defined to include any person or entity which is, directly or indirectly, the beneficial owner of 15% or more of the outstanding shares of our voting stock, including any affiliate or associate of such person or entity. The term “business combination” is defined to include a wide variety of transactions between us and a Related Person, including a merger, consolidation, share exchange or sale of assets having a fair market value greater than 10% of the book value of our consolidated assets.

However, if the Related Person pays a “fair price” to our stockholders in the transaction, the 70% requirement would not be applicable and the proposed business combination could be approved by a simple majority of the stockholders unless otherwise required by Maryland law, provided that such affirmative vote includes at least 55% of the voting stock held by persons other than the Related Person. Under our Articles of Incorporation, as amended, the “fair price” must be at least equal to the greater of:

•	the highest price paid or agreed to be paid by the Related Person to purchase shares of our common stock during the 24-month period prior to the taking of such vote; or

•	the highest market price of the common stock during the 24-month period prior to the taking of such vote; or

•	the per share book value of our common stock at the end of the calendar quarter immediately preceding the taking of such vote.

In addition, the “fair price” consideration to be received by our stockholders must be of the same form and kind as the most favorable form and kind of consideration paid by the Related Person in acquiring any of its shares of our common stock.

The special voting provisions are not applicable to a business combination authorized by our board of directors by a vote which includes a majority of our “Disinterested Directors.” A Disinterested Director is defined to include any member of our board of directors who is not the Related Person (or an affiliate or associate of the Related Person) and who was a director prior to the time that the Related Person became a Related Person, and any successor of a Disinterested Director who is not the Related Person (or an affiliate or associate of the Related Person) and who is recommended to succeed a Disinterested Director by a majority of the Disinterested Directors then on our board of directors.

Our special voting provisions may not be amended, altered, changed or repealed except by the affirmative vote of at least 70% of the shares of stock entitled to vote at a meeting of the stockholders called for the consideration of such amendment, alteration, change or repeal, and at least 55% of the outstanding shares of stock entitled to vote thereon held by stockholders who are not Related Persons, unless such proposal was proposed by our board of directors by a vote which includes a majority of the Disinterested Directors.

The business combination provisions under our Articles of Incorporation, as amended, could have the effect of delaying, deterring or preventing a change in control. Any possible change in control could also be affected by the applicability of certain Maryland anti-takeover statutes dealing with business combinations and acquisitions of controlling blocks of shares, as well as by our classified board of director provisions.

Staggered Board

Our board of directors is divided into three classes serving staggered three-year terms. Directors elected to succeed directors whose terms have expired have a term of office lasting three years.

Unanimous Written Consent; Special Meetings

Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting:

•	if a unanimous consent in writing or by electronic transmission is signed by all the stockholders entitled to vote on the subject matter; or

•

by the holders of any class of stock, other than common stock entitled to vote generally in the election of directors, by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the corporation gives notice of the action to each holder of the class of stock not later than ten days after the effective time of the action.

Special meetings of the stockholders can be called by the chairman of the board, the chief executive officer, the president or a majority of the board of directors. Special meetings of stockholders shall also be called by the secretary upon written request of the holders of shares entitled to cast no less than a majority of all the votes entitled to be cast in such meeting.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the offer to exchange and to the ownership and disposition of the common stock for holders who acquire such stock in the exchange, but does not purport to be a complete analysis of all the potential tax consequences relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion addresses only the tax considerations that are relevant to holders that hold Corporate Units, and that will hold our common stock received in the exchange, as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state, local or other taxing jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	non-U.S. holders (as defined and except to the limited extent specifically set forth below);

•	persons that are S-corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•

persons who hold the Corporate Units, senior notes, purchase contracts or our common stock as a position in a hedging transaction, “straddle,” “exchange transaction” or other risk reduction transaction; or

•	persons deemed to sell the Corporate Units, senior notes, purchase contracts or our common stock under the constructive sale provisions of the Code.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ACQUIRED IN THE EXCHANGE ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes hereof, “U.S. holder” means a beneficial owner of a Corporate Unit or our common stock that is:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of a Corporate Unit or our common stock (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) who or which is not a U.S. holder. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Corporate Units and participates in the exchange, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Corporate Units that participate in the exchange are encouraged to consult their tax advisors.

U.S. Federal Income Tax Consequences to Participating U.S. Holders

Treatment of the Corporate Units.    Each Corporate Unit consists of two components, an undivided beneficial interest in a senior note and a purchase contract. The purchase price of each Corporate Unit was allocated between the senior note and the purchase contract in proportion to their respective fair market values at the time of issuance. This allocation established the U.S. holder’s initial tax basis in the senior note and the purchase contract. With respect to the initial issuance, we determined that 100% of the issue price of a Corporate Unit was allocable to the senior note and 0% was allocable to the purchase contract. By purchasing the Corporate Units upon issuance, each U.S. holder was deemed to have agreed to this allocation, although this allocation is not binding on the IRS. If a U.S. holder acquired a Corporate Unit through a purchase in the secondary market, the purchase price should have been similarly allocated between the senior note and the purchase contract in proportion to the fair market values of the two components at the time of the purchase.

The senior notes have been treated for U.S. federal income tax purposes as “contingent payment debt instruments” under applicable Treasury regulations. As such, U.S. holders generally are required to accrue interest income on the senior notes on the basis of a “comparable yield” for non-contingent debt instruments issued by us, and to make positive or negative adjustments (as contingencies occur or do not occur) to account for the differences between the interest accrued on the senior notes at the comparable yield and the amount of interest actually received in respect of the senior notes. Additionally, gain on the sale or other disposition of a senior note generally is taxable as ordinary income, rather than capital gain.

There is no direct authority addressing the U.S. federal income tax treatment of the contract adjustment payments under current law, and such treatment is unclear. We have been reporting the contract adjustment payments on any required information returns as ordinary income to U.S. holders. Under this treatment, U.S. holders should have included the contract adjustment payments in gross income when received or accrued, in accordance with their regular method of tax accounting. U.S. holders who have treated the contract adjustment payments in a different manner are urged to consult their tax advisors.

The following discussion assumes that a U.S. holder’s reporting for U.S. federal income tax purposes of the acquisition and ownership of Corporate Units has been consistent with the treatment outlined above. In addition, the discussion assumes that, on the date hereof, the purchase contract has negative value as to the U.S. holder (i.e., the purchase contract represents a net liability to the U.S. holder).

Exchange of Corporate Units for Common Stock and Cash.    The U.S. federal income tax treatment of the exchange of a Corporate Unit for shares of our common stock plus cash pursuant to the exchange offer is unclear. We intend to take the position that, for U.S. federal income tax purposes, the exchange of a Corporate Unit for shares of our common stock plus cash pursuant to the offer to exchange should be treated as if:

(1)	the purchase contract is terminated for an amount deemed paid to us reflecting the relief of the U.S. holder’s obligation under the purchase contract; and

(2)	the senior note is retired for shares of common stock, cash (other than the portion of such cash that is properly allocable to the purchase contract, including accrued and unpaid contract adjustment payments), and a deemed amount reflecting the relief of the U.S. holder’s obligation under the purchase contract (such deemed amount together with such cash, the “Other Property”).

There is no authority directly addressing the U.S. federal income tax treatment of the exchange, and alternative characterizations of the exchange are possible. No assurance can be given that the IRS will not challenge our intended treatment. U.S. holders are encouraged to consult their tax advisors regarding the U.S. federal income tax consequences of participating in the exchange. The remainder of this discussion assumes that the offer to exchange is characterized for U.S. federal income tax purposes in accordance with the treatment outlined above.

A U.S. holder that purchased a Corporate Unit upon original issuance or when the purchase contract had no value or positive value, or otherwise has a positive or zero basis in the purchase contract, generally should recognize a capital loss on the termination of the purchase contract equal to the U.S. holder’s adjusted tax basis in the purchase contract plus the deemed payment to us, as described above. Such loss generally should be long term capital loss if the U.S. holder’s holding period for the purchase contract is more than one year at the time of the exchange. The deduction of capital losses for U.S. federal income tax purposes is subject to limitations.

If a U.S. holder purchased a Corporate Unit when the purchase contract had a negative value, the U.S. federal income tax consequences of the termination of the purchase contract are not clear. Depending upon how such U.S. holder treated the purchase of the Corporate Unit, it is possible that the termination of the purchase contract could give rise to a capital gain or loss. Such U.S. holder should consult its tax advisor regarding the U.S. federal income tax consequences of the termination of the purchase contract under such circumstances.

The treatment of the retirement of the senior note will depend on whether the senior note constitutes a security for U.S. federal income tax purposes. The term “security” is not defined in the Code or in the Treasury Regulations and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a security depends on an evaluation of the overall nature of the debt. One of the most significant factors considered in determining whether a particular debt is a security is its original term. In general, debt obligations issued with a maturity at issuance of less than five years do not constitute securities, whereas debt obligations with a maturity at issuance of ten years or more constitute securities. While the senior notes have a stated maturity of approximately 13 years, we have the right to change the stated maturity of the senior notes at the time of remarketing to a term of less than five years. Accordingly, it is unclear whether the senior notes constitute securities for U.S. federal income tax purposes.

If the senior notes do not constitute securities for U.S. federal income tax purposes, the exchange of a senior note for common stock and Other Property should be a taxable transaction, and the material U.S. federal income tax consequences of the exchange should be as follows:

•

Gain or loss should be recognized in an amount equal to the difference between (i) the sum of the fair market value of the common stock and Other Property received in the exchange and (ii) the U.S. holder’s adjusted tax basis in the senior note.

•

Any such gain will be treated as ordinary interest income. Any such loss will be treated as ordinary loss to the extent of a U.S. holder’s prior net income inclusions on the note. Any loss in excess of the U.S. holder’s prior net income inclusions will be treated as a capital loss. The deduction of capital losses for U.S. federal income tax purposes is subject to limitations.

•	The adjusted tax basis in the common stock generally should equal the fair market value of the common stock at the time of the exchange.

•	The holding period for the common stock should start on the day following the exchange.

Alternatively, if the senior notes constitute securities for U.S. federal income tax purposes, the exchange of a senior note for common stock and Other Property should be treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, and the material U.S. federal income tax consequences of the exchange should be as follows:

•

Gain (but not loss) should be recognized on the exchange in an amount equal to the lesser of (i) the amount of gain realized (measured by the amount by which the fair market value of the common stock and Other Property received in the exchange exceeds the holder’s adjusted tax basis in the senior note) and (ii) the amount of Other Property received (excluding cash paid in lieu of a fractional share).

•	Any such gain will be treated as ordinary interest income.

•

If the fair market value of the common stock received exceeds the holder’s adjusted tax basis in the senior note, it is not entirely clear whether the recapitalization rules would prevent recognition of such gain (due to the status of the senior note as a contingent payment debt instrument).

•	The holding period for the common stock should include the holding period of the senior note surrendered in exchange for the common stock.

•

The adjusted tax basis of the common stock (including a fractional share deemed received and sold as described below) should be equal to the adjusted tax basis of the senior note surrendered in exchange for the common stock increased by any gain recognized in the exchange (except for any gain recognized with respect to the deemed sale of a fractional share as described below) and decreased by the fair market value of Other Property received (excluding cash paid in lieu of a fractional share).

•

If you receive cash instead of a fractional share of common stock, you should be treated as having received the fractional share of common stock pursuant to the exchange and then having sold that fractional share of common stock for cash.

Accrued Contract Adjustment Payments.    Cash received by a U.S. holder in the exchange may be properly allocable to accrued and unpaid contract adjustment payments in respect of the purchase contract from the most recent contract adjustment payment date to, but not including, the termination date. There is no direct authority under current law that addresses the U.S. federal income tax treatment of the contract adjustment payments, and such treatment is, therefore, unclear. We plan to report a portion of the cash payment made pursuant to the offer as properly allocable to accrued and unpaid contract adjustment payments and in the same manner as we have been reporting contract adjustment payments prior to this offer to exchange.

Ownership and Disposition of Common Stock.    Distributions paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on our common stock received as part of the offer will constitute dividends and will be includible in income by U.S. holders when received. Under current law, such dividends paid to individual U.S. holders generally should qualify for a maximum 15% tax rate on “qualified dividend income” through December 31, 2010. Such dividends will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. If a distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of the U.S. holder’s investment to the extent of such U.S. holder’s adjusted tax basis in the common stock, and thereafter as capital gain.

Subject to the discussion below, upon a disposition of our common stock (including the disposition of a fractional share interest deemed received and sold as described above), a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder had a holding period in such common stock of more than one year immediately prior to such disposition. Certain U.S. holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gain (which rates are scheduled to increase on January 1, 2011). The deductibility of capital losses is subject to limitations under the Code. While the issue is not entirely clear, to the extent that the U.S. holder did not recognize gain on the exchange due to treatment of the exchange as a recapitalization, any gain recognized by the U.S. holder on a subsequent disposition of our common stock may be treated as ordinary income to the extent of such unrealized gain at the time of the exchange. U.S. holders should consult their own tax advisors regarding the character of any gain on a disposition of our common stock.

U.S. Federal Income Tax Consequences to Participating Non-U.S. Holders

Exchange of Corporate Units for Common Stock and Cash.    Subject to the discussion below regarding the treatment of accrued interest and accrued contract adjustment payments, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to any gain realized on the exchange of the senior note for common stock and Other Property (other than the portion of cash that is properly allocable to accrued interest) or with respect to gain, if any, realized on the termination of the purchase contract unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by such non-U.S. holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more during the taxable year in which the gain is realized and certain other conditions are met; or

•

in the case of a purchase contract, we are or have been a “United States real property holding corporation,” or USRPHC, within the meaning of the “Foreign Investment in Real Property Tax Act” for U.S. federal income tax purposes at any time during the shorter of the period commencing on the date the Corporate Units were issued and ending on the date of the termination of the purchase contracts or the period that such non-U.S. holder held such purchase contract. We believe that we have not been a USRPHC during the period which the Corporate Units have been outstanding, nor do we anticipate becoming a USRPHC.

For the treatment of any gain described in the first bullet point above, see below under “—Effectively Connected Income.”

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States for U.S. federal income tax purposes).

Accrued Interest.    A non-U.S. holder generally will not be subject to the 30% U.S. federal income or withholding tax on any amounts received that are properly allocable to accrued interest on the senior notes, provided that the non-U.S. holder:

•	does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

provides the holder’s name and address, and certifies, under penalties of perjury, that the holder is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)), or, if the holder holds the senior notes through certain foreign intermediaries, such holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If a non-U.S. holder cannot satisfy the requirements described above, such non U.S. holder will be subject to a 30% U.S. federal withholding tax unless the non-U.S. holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the Non-U.S. holder’s conduct of a U.S. trade or business. For the treatment of any accrued interest that is described immediately above in (2), see below under “—Effectively Connected Income.”

Accrued Contract Adjustment Payments.    There is no direct authority under current law that addresses the U.S. federal income tax treatment of the contract adjustment payments, and such treatment is, therefore, unclear. Consistent with our past practice, we intend to treat any amounts paid that are properly allocable to accrued contract adjustment payments as amounts subject to U.S. federal withholding tax at a 30% rate, unless an income tax treaty reduces or eliminates such tax or the payment is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and the non-U.S. holder provides the applicable, properly executed IRS forms, as described above. For the treatment of any accrued contract adjustment payments that are effectively connected with a U.S. trade or business, see below under “—Effectively Connected Income.” Non-U.S. holders should consult their tax advisors concerning contract adjustment payments.

Ownership of Common Stock.    We generally will withhold tax at a rate of 30% on dividends paid on shares of our common stock, unless the non-U.S. holder qualifies for a reduced rate of withholding, or is able to claim a valid exemption, under an income tax treaty (generally, by providing an IRS Form W-8BEN claiming treaty benefits) or establishes that such dividend is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (generally, by providing an IRS Form W-8ECI (or successor form)). For the treatment of any dividends that are effectively connected with a non-U.S. holder’s U.S. trade or business, see below under “—Effectively Connected Income.”

Disposition of Common Stock.    Non-U.S. holders generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of common stock unless any of the exceptions described above under “—Exchange of Corporate Units for Common Stock and Cash” apply.

Effectively Connected Income.    Any gain or income recognized by a non-U.S. holder with respect to the offer to exchange or with respect to the ownership or disposition of our common stock that is effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. holder. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

The exchange of Corporate Units for common stock and cash pursuant to the offer to exchange, the receipt of dividends on our common stock received as part of the exchange, and the sale or disposition of common stock received in the exchange may be subject to “backup withholding” under the Code if a recipient of those payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld generally should be allowed as a credit against that recipient’s U.S. federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and non-U.S. holders, provided that such recipients provide proper documentation establishing their exemption. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. U.S. holders should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

U.S. Federal Income Tax Consequences to Non-Participating Holders

Holders that do not tender their Corporate Units in the offer to exchange will not recognize gain or loss, and will continue to have the same tax basis and holding period with respect to the Corporate Units as they had before the consummation of the offer to exchange.

INTERESTS OF DIRECTORS AND OFFICERS

To our knowledge, none of our directors, executive officers or controlling persons, or any of their affiliates, beneficially own any Corporate Units or will be tendering any Corporate Units pursuant to the exchange offer. Neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Corporate Units during the 60 days prior to the date hereof.

DEALER MANAGERS AND INFORMATION AND EXCHANGE AGENT

We have retained Citigroup Global Markets Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc. to act as dealer managers in connection with the exchange offer. The dealer managers may contact holders of the Corporate Units regarding the exchange offer and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of the Corporate Units.

We have agreed to pay the dealer managers a fee for their services as dealer managers in connection with the exchange offer. In addition, we will reimburse the dealer managers for their reasonable out-of-pocket expenses. We have also agreed to indemnify the dealer managers and their respective affiliates against certain liabilities in connection with their services, including liabilities under the federal securities laws. At any given time, the dealer managers may trade the Corporate Units or other securities of Legg Mason and our affiliates for their own account or for the accounts of their respective customers and, accordingly, may hold a long or short position in the Corporate Units.

The dealer managers have provided in the past, and/or are currently providing, other investment banking and financial advisory services to us and our affiliates. The dealer managers were underwriters of the offering of the Corporate Units. They received customary compensation from us for these services. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender under our term loan facility and our revolving credit facility. The dealer managers may in the future provide various investment banking and other services to Legg Mason and our affiliates, for which they would receive customary compensation from us.

MacKenzie Partners, Inc. has been appointed information and exchange agent for the exchange offer. All deliveries and correspondence sent to the information and exchange agent should be directed to the address set forth on the back cover of this prospectus. We have agreed to pay the information and exchange agent reasonable and customary fees for its services and to reimburse the information and exchange agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the information and exchange agent for certain liabilities, including liabilities under the federal securities laws. Requests for additional copies of documentation may be directed to the information and exchange agent at the address set forth on the back cover of this prospectus.

In connection with the exchange offer, our directors and officers and our other employees (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of the Corporate Units and in handling or forwarding tenders of Corporate Units by their customers.

LEGAL MATTERS

The validity of the common stock to be issued in the exchange offer will be passed upon for us by Thomas C. Merchant, Esq., our Secretary and Deputy General Counsel. Mr. Merchant beneficially owns, or has rights to acquire under our employee benefit plans, less than one percent of our common stock. Certain legal matters with respect to this offering will be passed upon for us by Shearman & Sterling LLP, New York, New York, and for the dealer managers by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MISCELLANEOUS

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying letter of transmittal and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by us, the dealer managers, the information and exchange agent or any other person. The statements made in this prospectus are made as of the date on the cover page of this prospectus and the statements incorporated by reference are made as of the date of the documents incorporated by reference. The delivery of this prospectus and the accompanying materials shall not, under any circumstances, create any implication that the information contained herein or incorporated by reference is correct as of a later date.

The Information and Exchange Agent for the Exchange Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

Any questions regarding procedures for tendering Corporate Units and any requests for additional copies of this prospectus should be directed to the information and exchange agent.

By Facsimile (Eligible Institutions Only): 781-930-4942 Attention: Legg Mason, Inc. Confirmation by Telephone: 781-930-4900	By Overnight Delivery: 161 Bay State Drive Braintree MA 02184 By Mail or Hand Delivery: P.O. Box 859208 Braintree MA 02185-9208 Attention: Corporate Actions; Legg Mason, Inc.

Any questions regarding the terms of the exchange offer should be directed to the dealer managers:

CITIGROUP GLOBAL MARKETS INC.

390 Greenwich Street

New York, NY 10013

212-723-7179

BANC OF AMERICA SECURITIES LLC

J.P. MORGAN SECURITIES INC.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The registrant’s by-laws provide for indemnification of any person who is serving or has served as a director or officer of the registrant, against all liabilities and expenses incurred in connection with any action, suit or proceeding arising out of such service to the full extent permitted under Maryland law.

Section 2-418 of the Maryland General Corporation Law establishes provisions whereby a Maryland corporation may indemnify any director or officer made a party to an action or proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with such action or proceeding unless it is proved that the director or officer (i) acted in bad faith or with active and deliberate dishonesty, (ii) actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, had reasonable cause to believe that his act was unlawful. However, if the proceeding is a derivative suit in favor of the corporation, indemnification may not be made if the individual is adjudged to be liable to the corporation. In no case may indemnification be made until a determination has been reached that the director or officer has met the applicable standard of conduct. Indemnification for reasonable expenses is mandatory if the director or officer has been successful on the merits or otherwise in the defense of any action or proceeding covered by the indemnification statute. The statute also provides for indemnification of directors and officers by court order. The indemnification provided or authorized in the indemnification statute does not preclude a corporation from extending other rights (indemnification or otherwise) to directors and officers.

The registrant’s officers and directors are insured against certain liabilities under certain policies maintained by the registrant with aggregate coverage of $150,000,000.

The foregoing summaries are subject to the complete text of the statute, by-laws and agreements referred to above and are qualified in their entirety by reference thereto.

Item 21.	Exhibits and Financial Statement Schedules.

The following is a list of all exhibits filed as a part of this Prospectus on Form S-4, including those incorporated herein by reference.

See “Index to Exhibits.”

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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(c) The undersigned registrant hereby undertakes:

1. To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

2. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of Baltimore, State of Maryland, on July 15, 2009.

LEGG MASON, INC.

By:	/s/ MARK R. FETTING
Name:	Mark R. Fetting
Title:	President, Chief Executive Officer and Chairman of the Board

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark R. Fetting, Thomas P. Lemke and Joseph A. Sullivan, or any of them, his true and lawful attorneys-in-fact, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/S/ MARK R. FETTING Mark R. Fetting	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	July 15, 2009

/S/ CHARLES J. DALEY, JR. Charles J. Daley, Jr.	Chief Financial Officer, Senior Vice President and Treasurer (Principal Financial and Accounting Officer)	July 15, 2009

/S/ HAROLD L. ADAMS Harold L. Adams	Director	July 15, 2009

/S/ ROBERT E. ANGELICA Robert E. Angelica	Director	July 15, 2009

/S/ DENNIS R. BERESFORD Dennis R. Beresford	Director	July 15, 2009

/S/ BARRY W. HUFF Barry W. Huff	Director	July 15, 2009

/S/ JOHN E. KOERNER, III John E. Koerner, III	Director	July 15, 2009

/S/ CHERYL GORDON KRONGARD Cheryl Gordon Krongard	Director	July 15, 2009

Signatures	Title	Date
/S/ SCOTT C. NUTTALL Scott C. Nuttall	Director	July 15, 2009

/S/ W. ALLEN REED W. Allen Reed	Director	July 15, 2009

/S/ MARGARET MILNER RICHARDSON Margaret Milner Richardson	Director	July 15, 2009

/S/ NICHOLAS J. ST. GEORGE Nicholas J. St. George	Director	July 15, 2009

/S/ ROGER W. SCHIPKE Roger W. Schipke	Director	July 15, 2009

/S/ KURT L. SCHMOKE Kurt L. Schmoke	Director	July 15, 2009

/S/ JAMES E. UKROP James E. Ukrop	Director	July 15, 2009

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Form of Dealer Manager Agreement.

3.1	Articles of Incorporation of Legg Mason, Inc., as amended (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

3.2	Bylaws of Legg Mason, Inc., as amended and restated January 23, 2007 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 23, 2007).

4.1	Indenture, dated January 31, 2008, between Legg Mason and The Bank of New York, as trustee, with respect to the Legg Mason 2.5% senior notes due January 15, 2015 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2008).

4.2	Registration Rights Agreement, dated January 31, 2008, between Legg Mason, KKR I-L Limited, Credit Suisse International and HSBC Bank USA, National Association (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2008).

4.3	Indenture, dated May 12, 2008, between Legg Mason and The Bank of New York, as trustee, with respect to the Legg Mason 5.60% senior notes due June 30, 2021 (incorporated by reference to Legg Mason’s Registration Statement on Form S-3, filed on May 6, 2008).

4.4	First Supplemental Indenture, dated May 12, 2008, between Legg Mason and The Bank of New York, as trustee with respect to the Legg Mason 5.60% senior notes due June 30, 2021 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

4.5	Purchase Contract and Pledge Agreement, dated May 12, 2008, between Legg Mason and The Bank of New York as Stock Purchase Contract Agent and The Bank of New York as Collateral Agent, Custodial Agent and Securities Intermediary (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

5.1	Opinion of Thomas C. Merchant, Esq.

8.1	Tax opinion of Shearman & Sterling LLP.

12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Legg Mason’s Annual Report on Form 10-K for the year ended March 31, 2009).

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Opinion of Thomas C. Merchant, Esq. (included in Exhibit 5.1).

23.3	Consent of Shearman & Sterling LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included on signature page of this registration statement).

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.

Certain instruments defining the rights of holders of long-term debt of Legg Mason, Inc. and its consolidated subsidiaries authorizing in each case a total amount of securities not exceeding 10 percent of total assets on a consolidated basis are not filed herewith. Legg Mason, Inc. will furnish copies of such instruments to the Securities and Exchange Commission upon request.